Exhibit 99.1

Barclays Bank PLC

This exhibit includes portions from the previously published Interim Results Announcement of Barclays Bank PLC relating to the six months ended 30 June 2018, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published Interim Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays Bank PLC

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167.

Barclays Bank PLC

Notes

The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2018 to the corresponding six months of 2017 and balance sheet analysis as at 30 June 2018 with comparatives relating to 31 December 2017. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the date these interim results were approved.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary attached hereto.

The information in this announcement, which was approved by the Board of Directors on 1 August 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006. References in this announcement to the Barclays Bank PLC Annual Report 2017 are references to the Joint Annual Report on form 20-F of Barclays PLC and Barclays Bank PLC for the year ended 31 December 2017.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, the Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Bank Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual future results and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays Bank PLC	1

Financial Review

Barclays Bank Group results
for the half year ended	30.06.18	30.06.17
	£m	£m	% Change
Total income	7,253	7,301	(1)
Credit impairment charges and other provisions	(156)	(656)	76
Net operating income	7,097	6,645	7
Operating expenses excluding litigation and conduct	(4,757)	(5,111)	7
Litigation and conduct	(1,627)	(48)
Operating expenses	(6,384)	(5,159)	(24)
Other net income	12	245	(95)
Profit before tax	725	1,731	(58)
Tax charge	(378)	(430)	12
Profit after tax in respect of continuing operations	347	1,301	(73)
Loss after tax in respect of discontinued operations[1]	(47)	(2,030)	98
Non-controlling interests in respect of continuing operations	1	(2)
Non-controlling interests in respect of discontinued operations[1]	-	(140)
Other equity instrument holders	(310)	(301)	(3)
Attributable loss	(9)	(1,172)	99

1

Barclays Bank PLC transferred its UK banking business on 1 April 2018 to Barclays Bank UK PLC. Results relating to the UK banking business for the three months ended 31 March 2018 and for the six months ended 30 June 2017 have been reported as a discontinued operation. The comparative period also included results relating to Barclays Africa Group Limited (BAGL) for the five months ended 31 May 2017.

Barclays Bank Group performance

Overview

Barclays Bank PLC consists of the Corporate and Investment Bank (CIB), Consumer, Cards and Payments and Head Office. Following the court approval of the ring-fencing transfer scheme in March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement in accordance with the Financial Services (Banking Reform) Act 2013 and related legislation.

Income statement

●

Profit before tax decreased 58% to £725m driven by a loss in Head Office of £1,887m (H117: £222m) due to a settlement relating to Residential Mortgage-Backed Securities (RMBS) with the US Department of Justice (DoJ) and a 27% reduction in Consumer, Cards and Payments to £677m. This was partially offset by a 16% increase in CIB to £1,935m and the non-recurrence of losses associated with the former Non-Core division, which was closed on 1 July 2017

●	The 10% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses

●	Total income decreased 1% to £7,253m

–	CIB income remained broadly flat at £5,373m (H117: £5,384m) as Markets income increased 9%, offset by a decrease in Banking income of 5%

–

Consumer, Cards and Payments income decreased 11% to £2,137m driven by the non-recurrence of a £192m gain relating to an asset sale in US cards and a £74m valuation gain on Barclays Bank’s preference shares in Visa Inc. in H117, partially offset by continued underlying growth in US cards and a £53m gain on sale of a US cards portfolio in H118

–

Head Office income decreased to an expense of £257m (H117: income of £46m) driven by hedge accounting, partially offset by a one-off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition

●	Credit impairment charges decreased 76% to £156m including portfolio adjustments as IFRS 9 continues to embed

–	CIB credit impairment charges decreased to a release of £182m (H117: charge of £50m) primarily due to single name recoveries and updated macroeconomic forecasts

–

Consumer, Cards and Payments credit impairment charges decreased 40% to £343m reflecting improved macroeconomic forecasts in the US, the impact of repositioning of the US cards portfolio towards a lower risk mix and repayment of certain US card balances following higher than expected seasonality

Barclays Bank PLC	2

Financial Review

●	Operating expenses increased 24% to £6,384m

–

CIB operating expenses decreased 4% to £3,628m driven by the reduction of restructuring and structural reform costs, and the reduced impact of the change in compensation awards introduced in Q416, partially offset by continued investment

–

Consumer, Cards and Payments operating expenses increased 13% to £1,134m including continued growth and investment, primarily within the US cards and merchant acquiring businesses, and higher litigation and conduct charges

–	Head Office operating expenses increased to £1,622m (H117: £101m) due to increased litigation and conduct costs, including a settlement of £1.4bn relating to RMBS with the US DoJ

●

Other net income decreased to £12m (H117: £245m) due to the non-recurrence of a gain of £109m on the sale of Barclays Bank’s share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan in H117

●

Loss after tax in respect of discontinued operations of £47m (H117: £2,030m) included the results for the three months ended 31 March 2018 relating to the UK banking business that was transferred to Barclays Bank UK PLC. H117 included results relating to BAGL and the UK banking business

●

The effective tax rate increased to 52.1% (H117: 24.8%) mainly due to litigation and conduct costs which are non-deductible for tax purposes. This was partially offset by the reduction in the US federal corporate income tax rate under the US Tax Cuts and Jobs Act and the beneficial impact of adjustments to prior periods that have been recognised in H118

Balance sheet

●	Loans and advances at amortised cost decreased £189.8bn to £134.8bn due to the disposal of the UK banking business to Barclays Bank UK PLC and the impact of IFRS 9

●

Derivative financial instrument assets and liabilities decreased £9.0bn to £229.0bn and £13.3bn to £225.1bn respectively, due to an increase in major interest rate forward curves and the adoption of daily settlement under the London Clearing House (LCH), partially offset by increased foreign exchange derivative volumes

●

Financial assets at fair value through the income statement increased £26.2bn to £142.4bn primarily due to the impact of IFRS 9 and increased reverse repurchase agreements activity. This was partially offset by the disposal of the UK banking business to Barclays Bank UK PLC

●	Deposits at amortised cost decreased £205.2bn to £194.0bn, primarily due to the disposal of the UK banking business to Barclays Bank UK PLC and the impact of IFRS 9

Other matters

●

In H118 Barclays reached a settlement with the US DoJ to resolve the civil complaint brought by the DoJ in December 2016 relating to RMBS sold by Barclays between 2005 and 2007. Barclays paid a civil monetary penalty of $2,000m (£1,420m), in H118

●

On 21 May 2018 Barclays announced that the Crown Court had dismissed all of the charges that had been brought by the Serious Fraud Office (SFO) against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays’ capital raisings in 2008. On 23 July 2018 the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays intends to defend the application brought by the SFO

●

On 1 August 2018 Barclays Bank PLC transferred the equity ownership of its subsidiary Barclays Africa Group Holdings Limited (BAGHL) to Barclays PLC through a dividend in specie. Accordingly, BAGHL ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC. The value of this dividend representing the historic cost of investment of Barclays PLC in BAGHL and its subsidiaries, was £269m.

Barclays Bank PLC	3

Risk management

Risk management and Principal Risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in Barclays Bank Group are defined in the Barclays Group’s Enterprise Risk Management Framework. The purpose of the framework is to identify the Principal Risks of the Barclays Group, the process by which the Barclays Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The Barclays Group framework identifies eight Principal Risks: Credit risk; Market risk; Treasury and Capital risk; Operational risk; Conduct risk; Reputation risk; Model risk; and Legal risk. Further detail on these risks and how they are managed is available in the Barclays Bank PLC Annual Report 2017 available at home.barclays/annualreport. There have been no significant changes to these Principal Risks in the period nor are any expected for the remaining six months of the financial year.

The following section gives an overview of Treasury and Capital risk, Credit risk and Market risk for the period.

Barclays Bank PLC	4

Treasury and Capital Risk

Capital and leverage

Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile included in the Barclays PLC Pillar 3 Report H1 2018.

Capital ratios[1,2,3]	As at 30.06.18
Common equity tier 1 (CET1)	13.0%
Tier 1 (T1)	17.6%
Total regulatory capital	21.9%

Capital resources	£bn
CET1 capital	24.3
T1 capital	33.0
Total regulatory capital	41.0

Total risk weighted assets (RWAs)[1]	187.6

Capital Requirements Regulation (CRR) leverage ratio[1]
CRR leverage ratio	4.1%
T1 capital	33.0
CRR leverage exposure	808

1

Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2	The fully loaded CET1 ratio was 12.2%, with £22.4bn of CET1 capital and £184.5bn of RWAs, calculated without applying the transitional arrangements of the CRR.
3

The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC Tier 2 Contingent Capital Notes, was 13.0%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays Bank PLC	5

Treasury and Capital Risk

Funding and liquidity

Barclays Bank Group has adopted the Barclays Group liquidity risk management policies. The Barclays Bank PLC Board sets the liquidity risk appetite (LRA) based on the internal liquidity risk model and external regulatory requirements, namely the liquidity coverage ratio (LCR). The Treasury and Capital risk function is responsible for the management and governance of the liquidity risk mandate defined by the Barclays Bank PLC Board and the production of the internal liquidity adequacy assessment process (ILAAP). Treasury has the primary responsibility for managing liquidity risk within the set LRA.

For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under a Domestic Liquidity Sub-Group (Barclays Bank PLC DoLSub) arrangement.

The liquidity risk stress tests assess the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. Barclays Bank Group maintains a range of management actions for use in a liquidity stress, which are documented in the Barclays Group recovery plan.

As at 30 June 2018, Barclays Bank PLC DoLSub held eligible liquidity assets in excess of 100% of the net stress outflows to their internal and regulatory requirements. The proportion of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group. A significant portion of the liquidity pool is located in Barclays Bank PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.

As at 30.06.18 £bn
Barclays Bank Group liquidity pool	171

%
Barclays Bank PLC DoLSub CRD IV liquidity coverage ratio	145

Barclays Bank PLC	6

Credit Risk

Barclays Bank PLC has adopted IFRS 9, Financial Instruments effective from 1 January 2018 which has resulted in key changes to the classification and measurement of financial assets, and the quantification of impairment allowances based on expected credit losses (ECLs).

The disclosure of the accounting policies, key concepts and judgements used in the application of expected loss methodology is included in Note 1, Basis of preparation on pages 15 to 20. Disclosures relating to the initial application of IFRS 9 and the impact of the transition from IAS 39, Financial Instruments: Recognition and Measurement to IFRS 9 is included in Note 19, Transition disclosures on pages 51 to 53. The information as at 31 December 2017 on an IAS 39 basis is not directly comparable and hence not disclosed.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.18[1] Gross exposure	Stage 1 £m	Not past due £m	<=30 days past due £m	>30 days past due £m	Total £m	Stage 3 £m	Total £m
Home loans	11,407	767	96	185	1,048	1,212	13,667
Credit cards, unsecured loans and other retail lending	24,334	6,661	447	386	7,494	1,860	33,688
Corporate loans	81,261	8,104	392	566	9,062	1,087	91,410
Total	117,002	15,532	935	1,137	17,604	4,159	138,765

Impairment allowance
Home loans	38	34	13	10	57	290	385
Credit cards, unsecured loans and other retail lending	271	898	126	154	1,178	1,306	2,755
Corporate loans	90	238	10	12	260	455	805
Total	399	1,170	149	176	1,495	2,051	3,945

Net exposure
Home loans	11,369	733	83	175	991	922	13,282
Credit cards, unsecured loans and other retail lending	24,063	5,763	321	232	6,316	554	30,933
Corporate loans	81,171	7,866	382	554	8,802	632	90,605
Total	116,603	14,362	786	961	16,109	2,108	134,820

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.3	4.4	13.5	5.4	5.4	23.9	2.8
Credit cards, unsecured loans and other retail lending	1.1	13.5	28.2	39.9	15.7	70.2	8.2
Corporate loans	0.1	2.9	2.6	2.1	2.9	41.9	0.9
Total	0.3	7.5	15.9	15.5	8.5	49.3	2.8

1

Other financial assets on balance sheet subject to impairment not included in the table above, include cash collateral and settlement balances and financial assets at fair value through other comprehensive income. These have a total gross exposure of £143.7bn and impairment allowance of £7m. In addition, there are off-balance sheet loan commitments and financial guarantee contracts with a gross exposure of £263.7bn and provision of £202m.

Barclays Bank PLC	7

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class1

	Half year ended 30.06.18			Half year ended 31.12.17			Half year ended 30.06.17
	Average £m	High[2] £m	Low[2] £m	Average £m	High[2] £m	Low[2] £m	Average £m	High[2] £m	Low[2] £m
Credit risk	11	16	8	10	17	8	13	18	10
Interest rate risk	9	18	4	8	15	5	7	15	4
Equity risk	7	12	4	8	12	4	8	14	4
Basis risk	5	7	4	5	6	3	5	6	4
Spread risk	5	9	3	5	8	3	4	6	3
Foreign exchange risk	3	7	2	4	7	2	3	5	2
Commodity risk	1	2	-	2	3	1	2	3	1
Inflation risk	3	4	2	2	3	2	2	4	1
Diversification effect	(24)	n/a	n/a	(26)	n/a	n/a	(24)	n/a	n/a
Total management VaR	20	27	15	18	24	14	20	26	17

1	Includes the UK banking business and BAGL for the three months ended 31 March 2018 and for the comparative periods.
2

The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR was largely stable when compared to H217.

Barclays Bank PLC	8

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended 30.06.18	Half year ended 30.06.17
Continuing operations	Notes[1]	£m	£m
Net interest income		1,501	2,097
Net fee and commission income	5	2,862	3,021
Net trading income		2,319	1,685
Net investment income		494	468
Other income		77	30
Total income		7,253	7,301
Credit impairment charges and other provisions		(156)	(656)
Net operating income		7,097	6,645

Staff costs		(2,438)	(2,205)
Administration and general expenses		(3,946)	(2,954)
Operating expenses		(6,384)	(5,159)

Profit on disposal of undertakings and share of results of associates and joint ventures		12	245
Profit before tax		725	1,731
Tax charge	6	(378)	(430)
Profit after tax in respect of continuing operations		347	1,301
Loss after tax in respect of discontinued operations	3	(47)	(2,030)
Profit/(loss) after tax		300	(729)

Attributable to:
Equity holders of the parent		(9)	(1,172)
Other equity instrument holders		310	301
Total equity holders of the parent		301	(871)
Non-controlling interests in respect of continuing operations	7	(1)	2
Non-controlling interests in respect of discontinued operations	7	-	140
Profit/(loss) after tax		300	(729)

1	For notes to the Financial Statements see pages 15 to 54.

Barclays Bank PLC	9

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

	Notes[1]	Half year ended 30.06.18 £m	Half year ended 30.06.17 £m
Profit/(loss) after tax		300	(729)
Profit after tax in respect of continuing operations		347	1,301
Loss after tax in respect of discontinued operations		(47)	(2,030)

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:[2]
Currency translation reserve	15	350	(629)
Available for sale reserve[3]	15	-	96
Fair value through other comprehensive income reserve[3]	15	(221)	-
Cash flow hedging reserve	15	(403)	(382)
Other		10	14
Other comprehensive loss that may be recycled to profit or loss from continuing operations		(264)	(901)

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:[2]
Retirement benefit remeasurements	12	(54)	(29)
Fair value through other comprehensive income reserve[3]	15	(267)	-
Own credit	15	(73)	22
Other comprehensive loss not recycled to profit or loss from continuing operations		(394)	(7)

Other comprehensive loss for the period from continuing operations		(658)	(908)

Other comprehensive (loss)/income for the period from discontinued operations	3	(3)	1,301

Total comprehensive income/(loss) for the period:
Total comprehensive (loss)/income for the period, net of tax from continuing operations		(311)	393
Total comprehensive loss for the period, net of tax from discontinued operations	3	(50)	(729)
Total comprehensive loss for the period		(361)	(336)

Attributable to:
Equity holders of the parent		(360)	(446)
Non-controlling interests		(1)	110
Total comprehensive loss for the period		(361)	(336)

1	For notes to the Financial Statements see pages 15 to 54.
2	Reported net of tax.
3	Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.

Barclays Bank PLC	10

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

		As at 30.06.18[2]	As at 31.12.17[3]
Assets	Notes[1]	£m	£m
Cash and balances at central banks		121,800	171,036
Cash collateral and settlement balances		91,549	77,172
Loans and advances at amortised cost		134,820	324,590
Reverse repurchase agreements and other similar secured lending		533	12,546
Trading portfolio assets		116,554	113,755
Financial assets at fair value through the income statement		142,443	116,282
Derivative financial instruments		229,002	237,987
Financial investments		-	58,963
Financial assets at fair value through other comprehensive income		53,302	-
Investments in associates and joint ventures		713	718
Goodwill and intangible assets		1,330	4,885
Property, plant and equipment		951	1,519
Current tax assets	6	1,272	376
Deferred tax assets	6	3,247	3,352
Retirement benefit assets	12	1,124	966
Other assets		2,944	4,003
Assets included in disposal groups classified as held for sale	3	1,761	1,193
Total assets		903,345	1,129,343

Liabilities
Deposits at amortised cost		193,990	399,189
Cash collateral and settlement balances		85,448	68,143
Repurchase agreements and other similar secured borrowing		8,645	40,338
Debt securities in issue		57,905	69,386
Subordinated liabilities	10	17,190	24,193
Trading portfolio liabilities		45,965	37,352
Financial liabilities designated at fair value		212,393	173,718
Derivative financial instruments		225,089	238,345
Current tax liabilities	6	667	494
Retirement benefit liabilities	12	265	287
Other liabilities		4,601	8,862
Provisions	11	1,233	3,302
Liabilities included in disposal groups classified as held for sale	3	1,762	-
Total liabilities		855,153	1,063,609

Equity
Called up share capital and share premium	13	14,453	14,453
Other reserves	15	3,071	3,808
Retained earnings		23,754	38,490
Shareholders’ equity attributable to ordinary shareholders of the parent		41,278	56,751
Other equity instruments	14	6,912	8,982
Total equity excluding non-controlling interests		48,190	65,733
Non-controlling interests	7	2	1
Total equity		48,192	65,734

Total liabilities and equity		903,345	1,129,343

1	For notes to the Financial Statements see pages 15 to 54.
2

Does not include the UK banking business which was transferred on 1 April 2018 to Barclays Bank UK PLC. For details of the disposal of the business, refer to Note 2, Disposal of business and transfer of ownership of subsidiary on pages 21 to 22.

3

Barclays Bank Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Basis of preparation on pages 15 to 20, within Note 19, Transition disclosures on pages 51 to 53 and the Credit risk disclosures on page 7.

Barclays Bank PLC	11

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non- controlling interests[2]	Total equity
Half year ended 30.06.18	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	14,453	8,982	3,808	38,490	65,733	1	65,734
Effects of changes in accounting policies			(136)	(2,014)	(2,150)		(2,150)
Balance as at 1 January 2018	14,453	8,982	3,672	36,476	63,583	1	63,584
Continuing operations
Profit after tax	-	310	-	38	348	(1)	347
Currency translation movements	-	-	350	-	350	-	350
Fair value through other comprehensive income reserve	-	-	(488)	-	(488)	-	(488)
Cash flow hedges	-	-	(403)	-	(403)	-	(403)
Retirement benefit remeasurements	-	-	-	(54)	(54)	-	(54)
Own credit	-	-	(73)	-	(73)	-	(73)
Other	-	-	-	10	10	-	10
Total comprehensive income net of tax from continuing operations	-	310	(614)	(6)	(310)	(1)	(311)
Total comprehensive income net of tax from discontinued operations	-	-	(3)	(47)	(50)	-	(50)
Total comprehensive income for the period	-	310	(617)	(53)	(360)	(1)	(361)
Issue and exchange of other equity instruments	-	-	-	-	-	-	-
Equity settled share schemes	-	-	-	208	208	-	208
Other equity instruments coupons paid	-	(310)	-	84	(226)	-	(226)
Vesting of employee share schemes	-	-	-	(421)	(421)	-	(421)
Dividends paid	-	-	-	(14,274)	(14,274)	-	(14,274)
Capital contribution from Barclays PLC	-	-	-	2,000	2,000	-	2,000
Net equity impact of UK banking business disposal	-	(2,070)	16	(236)	(2,290)	-	(2,290)
Other movements	-	-	-	(30)	(30)	2	(28)
Balance as at 30 June 2018	14,453	6,912	3,071	23,754	48,190	2	48,192

Half year ended 31.12.17
Balance as at 1 July 2017	14,455	7,736	4,571	39,321	66,083	84	66,167
Continuing operations							-
Profit after tax	-	338	-	(1,409)	(1,071)	2	(1,069)
Currency translation movements	-	-	(681)	-	(681)	-	(681)
Available for sale investments	-	-	333	-	333	-	333
Cash flow hedges	-	-	(392)	-	(392)	-	(392)
Retirement benefit remeasurements	-	-	-	82	82	-	82
Own credit	-	-	(33)	-	(33)	-	(33)
Other	-	-	-	(21)	(21)	-	(21)
Total comprehensive income net of tax from continuing operations	-	338	(773)	(1,348)	(1,783)	2	(1,781)
Total comprehensive income net of tax from discontinued operations	-	-	-	644	644	-	644
Total comprehensive income for the period	-	338	(773)	(704)	(1,139)	2	(1,137)
Issue and exchange of other equity instruments	-	1,246	-	-	1,246	-	1,246
Equity settled share schemes	-	-	-	550	550	-	550
Other equity instruments coupons paid	-	(338)	-	92	(246)	-	(246)
Redemption of preference shares	(2)	-	3	(209)	(208)	-	(208)
Vesting of employee share schemes	-	-	-	-	-	-	-
Dividends paid	-	-	-	(617)	(617)	-	(617)
Net equity impact of partial BAGL disposal	-	-	-	-	-	(19)	(19)
Other movements	-	-	7	57	64	(66)	(2)
Balance as at 31 December 2017	14,453	8,982	3,808	38,490	65,733	1	65,734

1	Details of share capital, other equity instruments and other reserves are shown on pages 38 to 39.
2	Details of non-controlling interests are shown on page 27.

Barclays Bank PLC	12

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non- controlling interests[2]	Total equity
Half year ended 30.06.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	14,462	6,486	4,295	42,190	67,433	3,522	70,955
Effects of changes in accounting policies	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	14,462	6,486	4,120	42,365	67,433	3,522	70,955
Continuing operations					-
Profit after tax	-	301	-	998	1,299	2	1,301
Currency translation movements	-	-	(628)	-	(628)	(1)	(629)
Available for sale investments	-	-	96	-	96	-	96
Cash flow hedges	-	-	(382)	-	(382)	-	(382)
Retirement benefit remeasurements	-	-	-	(29)	(29)	-	(29)
Own credit	-	-	22	-	22	-	22
Other	-	-	-	14	14	-	14
Total comprehensive income net of tax from continuing operations	-	301	(892)	983	392	1	393
Total comprehensive income net of tax from discontinued operations	-	-	1,332	(2,170)	(838)	109	(729)
Total comprehensive income for the period	-	301	440	(1,187)	(446)	110	(336)
Issue and exchange of other equity instruments	-	1,250	-	-	1,250	-	1,250
Equity settled share schemes	-	-	-	-	-	-	-
Other equity instruments coupons paid	-	(301)	-	82	(219)	-	(219)
Redemption of preference shares	(7)	-	11	(1,134)	(1,130)	-	(1,130)
Vesting of employee share schemes	-	-	-	(78)	(78)	-	(78)
Dividends paid	-	-	-	(299)	(299)	(173)	(472)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,443)	(3,802)
Other movements	-	-	-	(69)	(69)	68	(1)
Balance as at 30 June 2017	14,455	7,736	4,571	39,321	66,083	84	66,167

1	Details of share capital, other equity instruments and other reserves are shown on pages 38 to 39.
2	Details of non-controlling interests are shown on page 27.

Barclays Bank PLC	13

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

		Half year ended	Half year ended
		30.06.18	30.06.17
Continuing operations	Note[1]	£m	£m
Profit before tax		725	1,731
Adjustment for non-cash items		2,240	1,768
Changes in operating assets and liabilities[2]		(8,925)	29,840
Corporate income tax paid		(166)	(518)
Net cash from operating activities		(6,126)	32,821
Net cash transferred as part of the UK banking business disposal		(37,331)	-
Other investing activities		(6,030)	2,240
Net cash from investing activities		(43,361)	2,240
Net cash from financing activities		(1,937)	1,057
Effect of exchange rates on cash and cash equivalents		404	(1,106)
Net (decrease)/increase in cash and cash equivalents from continuing operations		(51,020)	35,012
Net cash from discontinued operations	3	(468)	1,282
Net (decrease)/increase in cash and cash equivalents		(51,488)	36,294
Cash and cash equivalents at beginning of the period		204,452	143,932
Cash and cash equivalents at end of the period		152,964	180,226

1	For notes to the Financial Statements see pages 15 to 54.
2	Includes cash equivalents transferred as part of the UK banking business disposal.

Barclays Bank PLC	14

Financial Statement Notes

1.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2018 have been prepared in accordance with the DTR of the UK’s Financial Conduct Authority (the UK FCA) and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2017, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2017, except as disclosed below.

1.	IFRS 9 Financial Instruments

IFRS 9, Financial Instruments, which replaced IAS 39, Financial Instruments: Recognition and Measurement, was applied effective from 1 January 2018, including the early adoption of ‘Prepayment Features with Negative Compensation (Amendments to IFRS 9)’ which was endorsed by the EU in March 2018. IFRS 9 includes an accounting policy choice to continue to apply hedge accounting in accordance with IAS 39, which Barclays Bank Group has decided to apply.

IFRS 9 was applied retrospectively by adjusting the opening balance sheet at the date of initial application, and comparative periods have not been restated.

(i)	Changes in presentation

The following voluntary changes in presentation have been made as a result of the review of accounting presentation following the adoption of IFRS 9, and is expected to provide more relevant information to the users of the financial statements. These presentational changes have no effect on the measurement of these items and therefore had no impact on retained earnings or profit for any period. The effect of these presentational changes on transition are included in the reconciliation on pages 54 to 55 and are noted below:

●

‘Items in the course of collection from other banks’ and ‘prepayments, accrued income and other assets’ are reported in ‘other assets’. Equally, ‘items in the course of collection due to other banks’ and ‘accruals, deferred income and other liabilities’ are reported in ‘other liabilities’;

●

‘Loans and advances to banks’ and ‘loans and advances to customers’ have been disaggregated and are now reported in ‘loans and advances at amortised cost’ and ‘cash collateral and settlement balances’;

●	‘Deposits from banks’ and ‘customer accounts’ have been disaggregated and are now reported in ‘deposits at amortised cost’ and ‘cash collateral and settlement balances’;

●	‘Financial assets designated at fair value’ are now reported within ‘financial assets at fair value through the income statement’;

●	The majority of available for sale assets which were previously reported in ‘financial investments’ are now reported in ‘financial assets at fair value through other comprehensive income’; and

●	Held to maturity assets which were previously reported in ‘financial investments’ are now reported in ‘loans and advances at amortised cost’.

(ii)	Application of IFRS 9

The accounting policies which have been applied effective from 1 January 2018 as a result of adopting IFRS 9 are as follows.

IFRS 9 requires financial assets to be classified on the basis of two criteria:

i) the business model within which financial assets are managed; and

ii) their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).

Business models were determined on initial application of IFRS 9. Barclays Bank Group assesses the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales.

The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. In assessing whether contractual cash flows are SPPI compliant, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that it would not

Barclays Bank PLC	15

Financial Statement Notes

meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

(iii)	Financial instruments measured at amortised cost

Financial assets that are held in a business model to collect the contractual cash flows and that contain contractual terms that give rise on specified dates to cash flows that are SPPI, are measured at amortised cost. The carrying value of these financial assets at initial recognition includes any directly attributable transaction costs.

In determining whether the business model is a ‘hold to collect’ model, the objective of the business model must be to hold the financial asset to collect contractual cash flows rather than holding the financial asset for trading or short-term profit taking purposes. While the objective of the business model must be to hold the financial asset to collect contractual cash flows this does not mean Barclays Bank Group is required to hold the financial assets until maturity. When determining if the business model objective is to collect contractual cash flows Barclays Bank Group will consider past sales and expectations about future sales.

(iv)	Financial assets measured at fair value through other comprehensive income (‘FVOCI’)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specified dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gains and losses in other comprehensive income are recognised in the income statement in net investment income.

In determining whether the business model is achieved by both collecting contractual cash flows and selling financial assets, it is determined that both collecting contractual cash flows and selling financial assets are integral to achieving the objective of the business model. When determining if the business model is achieved by both collecting contractual cash flows and selling financial assets, Barclays Bank Group will consider past sales and expectations about future sales.

(v)	Equity securities

For equity securities that are not held for trading, Barclays Bank Group may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income (except for dividend income which is recognised in profit or loss). Gains or losses on the derecognition of these equity securities are not transferred to profit or loss. These assets are also not subject to the impairment requirements and therefore no amounts are recycled to the income statement. Where Barclays Bank Group has not made the irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, equity securities are measured at fair value through profit or loss.

(vi)	Financial instruments designated at fair value through profit or loss

Financial assets, other than those held for trading, are classified in this category if they are so irrevocably designated at inception and the use of the designation removes or significantly reduces an accounting mismatch.

Subsequent changes in fair value are recognised in the income statement in net investment income.

Financial liabilities can be designated at fair value through profit or loss if they meet one or more of the criteria set out below and are so designated irrevocable at inception:

●	the use of the designation removes or significantly reduces an accounting mismatch;

●

when a group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

●	where the financial liability contains one or more non-closely related embedded derivatives.

Subsequent changes in fair value are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

(vii)	Financial assets at fair value through profit or loss

Financial assets that are held for trading are recognised at fair value through profit or loss.

In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

Barclays Bank PLC	16

Financial Statement Notes

(viii)	Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. All derivative instruments are held at fair value through profit or loss, except for derivatives that are in a designated cash flow or net investment hedge accounting relationship. This includes terms included in a contract or financial liability (the host), which, had it been a standalone contract, would have met the definition of a derivative. If these are separated from the host, i.e. when the economic characteristics of the embedded derivative are not closely related with those of the host contract and the combined instrument is not measured at fair value through profit or loss, then they are accounted for in the same way as derivatives. For financial assets, the requirements are whether the financial asset contain contractual terms that give rise on specified dates to cash flows that are SPPI, and consequently the requirements for accounting for embedded derivatives are not applicable to financial assets.

(ix)	Impairment

Entities are required to recognise expected credit losses (ECLs) based on unbiased forward-looking information for all financial assets at amortised cost, lease receivables, debt financial assets at fair value through other comprehensive income, loan commitments and financial guarantee contracts. Intercompany exposures, including loan commitments and financial guarantee contracts, are also in scope under IFRS 9.

At the reporting date, an allowance (or provision for loan commitments and financial guarantees) is required for the 12 month ECLs. If the credit risk has significantly increased since initial recognition (Stage 1), an allowance (or provision) should be recognised for the lifetime ECLs for financial instruments for which the credit risk has increased significantly since initial recognition (Stage 2) or which are credit impaired (Stage 3).

The measurement of ECL is calculated using three main components: (i) probability of default (PD), (ii) loss given default (LGD) and (iii) the exposure at default (EAD).

The 12 month ECL is calculated by multiplying the 12 month PD, LGD and the EAD. The 12month and lifetime PDs represent the PD occurring over the next 12 months and the remaining maturity of the instrument respectively. The EAD represents the expected balance at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdowns of committed facilities. The LGD represents expected losses on the EAD given the event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.

Determining a significant increase in credit risk since initial recognition:

Barclays Bank Group assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments. Exposures are considered to have resulted in a significant increase in credit risk and are moved to Stage 2 when:

i)	Quantitative test

The annualised cumulative weighted average lifetime PD has increased by more than an agreed threshold relative to the equivalent at origination.

PD deterioration thresholds are defined as percentage increases, and are set at an origination score band and segment level to ensure the test appropriately captures significant increases in credit risk at all risk levels. Generally, thresholds are inversely correlated to the origination PD, i.e. as the origination PD increases, the threshold value reduces.

The assessment of materiality, i.e. at what point a PD increase is deemed ‘significant’, is based upon analysis of the portfolios’ risk profile against a common set of principles and performance metrics, incorporating expert credit judgement where appropriate.

For existing/historic exposures where origination point scores/data are no longer available or do not represent a comparable estimate of lifetime PD, a proxy origination score is defined, based upon:

●	Back-population of the approved lifetime PD score either to origination date or, where this is not feasible, as far back as possible, (subject to a data start point no later than 1 January 2015); or

●	Use of available historic account performance data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.

ii)	Qualitative test

Accounts meet the portfolio’s ‘high risk’ criteria and are subject to closer credit monitoring.

Barclays Bank PLC	17

Financial Statement Notes

High risk customers may not be in arrears but either through an event or an observed behaviour exhibit potential credit distress. The definition and assessment of high risk includes as wide a range of information as reasonably available, including industry and Barclays Bank Group wide customer level data wherever possible or relevant.

Whilst the high risk populations applied for IFRS 9 impairment purposes are aligned with risk management processes, they are also regularly reviewed and validated to ensure that they capture any incremental segments where there is evidence of credit deterioration.

iii)	Backstop criteria

Accounts that are 30 calendar days or more past due. The 30 days past due criteria is a backstop rather than a primary driver of moving exposures into Stage 2.

Exposures will move back to Stage 1 once they no longer meet the criteria for a significant increase in credit risk and when any cure criteria used for credit risk management are met. This is subject to all payments being up to date and the customer evidencing ability and willingness to maintain future payments.

Barclays Bank Group does not rely on the low credit risk exemption which would assume facilities of investment grade are not significantly deteriorated. Determining the PD at initial recognition requires management estimates.

Management overlays and other exceptions to model outputs are applied only if consistent with the objective of identifying significant increases in credit risk.

(x)	Forward-looking information

Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the original effective interest rate (EIR). ECLs are the unbiased probability-weighted credit losses determined by evaluating a range of possible outcomes and considering future economic conditions. When there is a non-linear relationship between forward-looking economic scenarios and their associated credit losses, five forward-looking economic scenarios are considered to ensure a sufficient unbiased representative sample of the complete distribution is included in determining the expected loss. Stress testing methodologies are leveraged within forecasting economic scenarios.

The measurement of ECL involves increased complexity and judgement, including estimation of PDs, LGD, a range of unbiased future economic scenarios, estimation of expected lives, and estimation of EAD and assessing significant increases in credit risk. Impairment charges will tend to be more volatile and will be recognised earlier. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted.

Barclays Group utilises an external consensus forecast as the baseline scenario. In addition, two adverse and two favourable scenarios are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also incorporating IFRS 9 specific sensitivities and non-linearity. The most adverse scenarios are benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenarios from Moody’s inventory, but are not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six core variables, (GDP, unemployment and House Price Index in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The probability weights of the scenarios are estimated such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macro-economic variables, for example, mortgages are highly sensitive to house prices and base rates, and credit cards and unsecured consumer loans are highly sensitive to unemployment.

(xi)	Definition of default, credit impaired assets, write-offs, and interest income recognition

The definition of default for the purpose of determining ECLs has been aligned to the Regulatory Capital CRR Article 178 definition of default, which considers indicators that the debtor is unlikely to pay, includes exposures in forbearance and is no later than when the exposure is more than 90 days past due or 180 days past due in the case of UK mortgages. When exposures are identified as credit impaired or purchased or originated as such interest income is calculated on the carrying value net of the impairment allowance.

Credit impaired is when the exposure has defaulted which is also anticipated to align to when an exposure is identified as individually impaired.

Barclays Bank PLC	18

Financial Statement Notes

Uncollectible loans are written off against the related allowance for loan impairment on completion of Barclays Bank Group’s internal processes and when all reasonably expected recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

(xii)	Loan modifications and renegotiations that are not credit-impaired

When modification of a loan agreement occurs as a result of commercial restructuring activity rather than due to credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing loan will be derecognised and new loan recognised at fair value, with any difference in valuation recognised immediately within the income statement, subject to observability criteria.

Where terms are not substantially different, the loan carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original EIR, with any resulting gain or loss recognised immediately within the income statement as a modification gain or loss.

(xiii)	Expected life

Lifetime ECLs must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. The expected life for these revolver facilities is expected to be behavioural life. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or EAD until they occur.

(xiv)	Discounting

ECLs are discounted at the EIR at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is the rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk free rate. Lease receivables are discounted at the rate implicit in the lease. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.

(xv)	Modelling techniques

ECLs are calculated by multiplying three main components, being the PD, LGD and the EAD, discounted at the original EIR. The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:

●

BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives

●

IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original EIR rather than using the cost of capital to the date of default

●

Management adjustments are made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events; and

●

ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward-looking information

For the IFRS 9 impairment assessment, Barclays Bank Group’s risk models are used to determine the PD, LGD and EAD. For Stage 2 and 3, Barclays Bank Group applies lifetime PDs but uses 12 month PDs for Stage 1. The ECL drivers of PD, EAD and LGD are modelled at an account level which considers vintage, among other credit factors. Also, the assessment of significant increase in credit risk is based on the initial lifetime PD curve, which accounts for the different credit risk underwritten over time.

Barclays Bank PLC	19

Financial Statement Notes

(xvi)	Forbearance

A financial asset is subject to forbearance when it is modified due to the credit distress of the borrower. A modification made to the terms of an asset due to forbearance will typically be assessed as a non-substantial modification that does not result in derecognition of the original loan, except in circumstances where debt is exchanged for equity.

Both performing and non-performing forbearance assets are classified as Stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definitions of default criteria has been triggered, in which case the asset is classified as Stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.

No financial instrument in forbearance can transfer back to Stage 1 until all of the Stage 2 thresholds are no longer met and can only move out of Stage 3 when no longer credit impaired.

2.	IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which replaced IAS 18, Revenue and IAS 11, Construction Contracts, was applied effective from 1 January 2018. It applies to all contracts with customers except leases, financial instruments and insurance contracts. The standard establishes a more systematic approach for revenue measurement and recognition by introducing a five-step model governing revenue recognition. The five-step model requires Barclays Bank Group to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in the contract, (iii) determine the amount of consideration in the contract, (iv) allocate the consideration to each of the identified performance obligations and (v) recognise revenue as each performance obligation is satisfied.

There are no significant impacts from the adoption of IFRS 15 in relation to the timing of when Barclays Bank Group recognises revenues or when revenue should be recognised gross as a principal or net as an agent. Therefore, Barclays Bank Group will continue to recognise fee and commission income charged for services provided by Barclays Bank Group as the services are provided (for example on completion of the underlying transaction). Revenue recognition for trading income and net investment income are recognised based on requirements of IFRS 9.

3.	Going concern

Having reassessed the Principal Risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

Barclays Bank PLC	20

Financial Statement Notes

2.	Disposal of business and transfer of ownership of subsidiary

Following the court approval of the ring-fencing transfer scheme on 9 March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement under the Financial Services (Banking Reform) Act 2013 and related legislation.

The net assets transferred to Barclays Bank UK PLC on 1 April 2018 amounted to £16.0bn of which £12.9bn was transferred in exchange for one ordinary share with the remaining net assets transferred for no consideration. Following the transfer of the UK banking business on 1 April 2018, Barclays Bank PLC transferred the equity ownership in Barclays Bank UK PLC to Barclays PLC through a dividend in specie on the same day. The equity ownership in Barclays Bank UK PLC comprised net assets of £16.3bn, of which £0.3bn was already held by Barclays Bank UK PLC prior to the transfer of the UK banking business. Accordingly, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC.

The condensed consolidated financial statements of Barclays Bank Group as at 30 June 2018 include the results of Barclays Bank UK PLC and its subsidiaries for the three months ended 31 March 2018, the date prior to the transfer of ownership to Barclays PLC.

The transfer of the ownership of Barclays Bank UK PLC to Barclays PLC has resulted in a material change to the consolidated financial position and results of Barclays Bank Group in comparison to the prior period. The impact on the individual balance sheet line items as a result of the transfer of ownership is explained below:

Assets	As at 01.01.18[1] £m	Disposal of Barclays Bank UK PLC[2] £m	Other movement for the period £m	As at 30.06.18 £m
Cash and balances at central banks	171,036	(37,331)	(11,905)	121,800
Cash collateral and settlement balances	74,769	(2,317)	19,097	91,549
Loans and advances at amortised cost	317,744	(184,655)	1,731	134,820
Reverse repurchase agreements and other similar secured lending	597	(415)	351	533
Trading portfolio assets	114,168	-	2,386	116,554
Other financial assets at fair value through the income statement	140,211	(5,616)	7,848	142,443
Derivative financial instruments	237,987	(108)	(8,877)	229,002
Financial assets at fair value through other comprehensive income	53,288	(5,544)	5,558	53,302
Property, plant and equipment	1,519	(510)	(58)	951
Investment in associates and joint ventures	699	-	14	713
Goodwill and intangible assets	4,885	(3,537)	(18)	1,330
Current tax assets	376	-	896	1,272
Deferred tax assets	3,979	(747)	15	3,247
Retirement benefit assets	966	-	158	1,124
Other assets	4,119	(1,382)	207	2,944
Assets included in disposal groups held for sale	1,193	-	568	1,761
Total assets	1,127,536	(242,162)	17,971	903,345

Liabilities
Deposits at amortised cost	380,329	(190,472)	4,133	193,990
Cash collateral and settlement balances	65,925	-	19,523	85,448
Repurchase agreements and other similar secured borrowing	15,053	(11,567)	5,159	8,645
Debt securities in issue	69,386	(12,303)	822	57,905
Subordinated liabilities	24,193	(3,019)	(3,984)	17,190
Trading portfolio liabilities	37,352	(1,765)	10,378	45,965
Financial liabilities designated at fair value	220,083	-	(7,690)	212,393
Derivative financial instruments	238,345	(6)	(13,250)	225,089
Current tax liabilities	494	(677)	850	667
Retirement benefit liabilities	287	-	(22)	265
Other liabilities	8,862	(1,518)	(2,743)	4,601
Provisions	3,643	(2,289)	(121)	1,233
Liabilities included in disposal groups classified as held for sale	-	-	1,762	1,762
Total liabilities	1,063,952	(223,616)	14,817	855,153

1

The balance sheet as at 30 June 2018 is on an IFRS 9 basis and hence the IFRS 9 balance sheet as at 1 January 2018 has been used to disclose the disposal of the UK banking business. For further details refer to Note 19, Transition disclosures on pages 51 to 53.

2

The movement in net assets relating to the disposal of Barclays Bank UK PLC of £18,546m is stated after the elimination of internal balances between Barclays Bank PLC and Barclays Bank UK PLC on 1 April 2018 of £2,231m.

Barclays Bank PLC	21

Financial Statement Notes

The narrative below provides further granularity of the items transferred as part of the disposal of the UK banking business to Barclays Bank UK PLC. The items transferred included (but were not limited to):

●

Loans and advances at amortised cost of £184,655m related to the UK banking business. The portfolio transferred included home loans of £133,641m, credit cards and unsecured loans of £22,621m, and corporate loans of £27,396m

●

Derivative assets and liabilities disposed consisted of those designated in hedge accounting relationships. The notional amount at the date of transfer was £3,313m, the fair value of the derivative assets was £108m and the fair value of the derivative liabilities was £6m

●	The disposed assets measured at fair value through the income statement consisted of loans and advances of £4,233m, and reverse repurchase agreements and other similar secured lending of £1,383m

●	Property, plant and equipment with a net book value of £510m (gross cost of £971m and accumulated depreciation of £461m)

●

Goodwill relating to the UK banking business with a net book value of £3,526m, and licences and other intangible assets with a net book value amounting to £11m (gross cost of £90m, and accumulated amortisation and impairment of £79m)

●	Deferred tax asset balances of £747m and current tax liabilities of £677m relating to the UK banking business

●	Other assets included prepayments of £106m, items in the course of collection of £588m, sundry receivables of £535m and accrued income of £146m

●	Deposits at amortised cost of £190,472m consisted of current, savings and time deposits of UK banking business customers, and deposits with banks

●	Debt securities in issue transferred consisted of covered bonds of £8,302m and other debt securities of £4,001m

●	Other liabilities included accruals and deferred income of £278m, and sundry creditors of £1,160m

The transfer of equity ownership in Barclays Bank UK PLC had no impact on the share capital and share premium of Barclays Bank PLC. Other equity instruments reduced by £2,070m relating to additional tier 1 (AT1) securities transferred to Barclays Bank UK PLC. The fair value through other comprehensive income reserve increased £16m and retained earnings reduced £14,261m.

Barclays Bank PLC	22

Financial Statement Notes

3.	Discontinued operations and held for sale assets

Discontinued operations

As a result of the transfer of the equity ownership in Barclays Bank UK PLC to Barclays PLC on 1 April 2018, the UK banking business largely comprising of Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities met the requirement for presentation as a discontinued operation in Barclays Bank PLC. As such, the results, which have been presented as profit after tax in respect of discontinued operations on the face of the Barclays Bank Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and statement of cash flows for the half year ended 30 June 2018 represent the UK banking business results as a discontinued operation up to 31 March 2018, compared to six months for the half year ended 30 June 2017. The statements for the half year ended 30 June 2017 also include the results and cash flows for BAGL for the five months ended 31 May 2017.

Disposal groups income statement	Half year ended 30.06.18[1] £m	Half year ended 30.06.17[2] £m
Net interest income	1,449	3,862
Net fee and commission income	296	1,107
Net trading income	(5)	133
Net investment income	6	89
Other income	2	68
Total income	1,748	5,259
Credit impairment charges and other provisions	(201)	(575)
Net operating income	1,547	4,684

Staff costs	(321)	(1,737)
Administration and general expenses	(1,135)	(3,093)
Operating expenses	(1,456)	(4,830)

Share of post-tax results of associates and joint ventures	-	4
Profit/(loss) before tax	91	(142)
Tax charge	(138)	(453)
Loss after tax[3]	(47)	(595)

Attributable to:
Equity holders of the parent	(47)	(735)
Non-controlling interests	-	140
Loss after tax[3]	(47)	(595)

1	Included UK banking business results for the period from 1 January 2018 to 31 March 2018.
2	Included UK banking business results for the period from 1 January 2017 to 30 June 2017 and BAGL results for the period from 1 January 2017 to 31 May 2017.
3

Total loss after tax in respect of discontinued operations in H117 was £2,030m, which comprised of £595m loss after tax, £60m loss on the sale of BAGL and £1,375m loss on recycling of other comprehensive loss on reserves relating to the disposal of BAGL. Of the £595m loss after tax, £760m loss related to BAGL results and £165m profit related to the UK banking business.

Statement of other comprehensive income from discontinued operations	Half year ended 30.06.18[1] £m	Half year ended 30.06.17[2] £m
Available for sale reserve	-	(3)
Fair value through other comprehensive income reserve	(3)	-
Currency translation reserves	-	(38)
Cash flow hedging reserves	-	19
Other comprehensive loss, net of tax from discontinued operations	(3)	(22)

1	Included UK banking business other comprehensive income for the period from 1 January 2018 to 31 March 2018.
2	Included UK banking business other comprehensive income for the period from 1 January 2017 to 30 June 2017 and BAGL other comprehensive income for the period from 1 January 2017 to 31 May 2017.

Barclays Bank PLC	23

Financial Statement Notes

Cash flows from discontinued operations	Half year ended 30.06.18[1] £m	Half year ended 30.06.17[2] £m
Net cash flows from operating activities	(402)	2,098
Net cash flows from investing activities	54	(414)
Net cash flows from financing activities	(120)	(373)
Effect of exchange rates on cash and cash equivalents	-	(29)
Net (decrease)/increase in cash and cash equivalents	(468)	1,282

1	Included UK banking business cash flows for the period from 1 January 2018 to 31 March 2018.
2	Included UK banking business cash flows for the period from 1 January 2017 to 30 June 2017 and BAGL cash flows for the period from 1 January 2017 to 31 May 2017.

Assets included in disposal groups classified as held for sale and associated liabilities

The disposal group classified as held for sale as at 30 June 2018 primarily consisted of the Smart Investor portfolio. The Smart Investor portfolio is due to be transferred from Barclays Bank PLC to Barclays Bank UK PLC in H218. The disposal group classified as held for sale as at 31 December 2017 primarily consisted of a portfolio of Barclaycard US receivables which was sold in H118.

Total assets classified as held for sale as at 30 June 2018 were £1,761m (December 2017: £1,193m) including loans and advances at amortised cost of £1,658m (December 2017: £1,164m). Total liabilities classified as held for sale as at 30 June 2018 were £1,762m (December 2017: £nil) including deposits at amortised cost of £1,660m (December 2017: £nil).

Barclays Bank PLC	24

Financial Statement Notes

4.	Segmental reporting

Following the transfer of the UK banking business which largely comprised of Personal Banking, Barclaycard Consumer UK and Business Banking to Barclays Bank UK PLC on 1 April 2018, and the subsequent transfer of ownership of Barclays Bank UK PLC to Barclays PLC on the same day, the Barclays Bank Group activities have been segmented into CIB, Consumer, Cards and Payments, and Head Office. Comparatives have been restated to reflect the new segmentation.

The segment results below reflect the continuing operations of Barclays Bank PLC and hence the UK banking business is excluded as it meets the requirement to be presented as a discontinued operation under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

Analysis of results by business

Half year ended 30.06.18	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Head Office £m	Barclays Bank Group £m
Total income[1]	5,373	2,137	(257)	7,253
Credit impairment releases/(charges) and other provisions	182	(343)	5	(156)
Net operating income/(expenses)	5,555	1,794	(252)	7,097
Operating expenses	(3,628)	(1,134)	(1,622)	(6,384)
Other net income/(expenses)[2]	8	17	(13)	12
Profit/(loss) before tax from continuing operations	1,935	677	(1,887)	725

Half year ended 30.06.17	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Head Office £m	Barclays Non-Core[3] £m	Barclays Bank Group £m
Total income	5,384	2,398	46	(527)	7,301
Credit impairment charges and other provisions	(50)	(575)	(1)	(30)	(656)
Net operating income/(expenses)	5,334	1,823	45	(557)	6,645
Operating expenses	(3,779)	(1,000)	(101)	(279)	(5,159)
Other net income/(expenses)[2]	115	99	(166)	197	245
Profit/(loss) before tax from continuing operations	1,670	922	(222)	(639)	1,731

1	£176m of certain legacy capital instrument funding costs are now charged to Head Office, the impact of which would have been materially the same if the charges had been included in H117.
2

Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

3	Barclays Non-Core segment was closed on 1 July 2017, with financial performance subsequently reported in CIB, Head Office and the UK banking business.

Split of income by geographic region[1]	Half year ended 30.06.18 £m	Half year ended 30.06.17 £m
UK	2,118	2,120
Europe	1,026	724
Americas	3,735	4,053
Africa and Middle East	62	138
Asia	312	266
Total	7,253	7,301

1	The geographic region is based on counterparty location.

Barclays Bank PLC	25

Financial Statement Notes

5.	Fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenues from Contracts with Customers:

Half year ended 30.06.18	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Head Office £m	Total £m
Fee type
Transactional	185	1,072	-	1,257
Advisory	340	37	-	377
Brokerage and execution	553	30	-	583
Underwriting and syndication	1,368	-	-	1,368
Other	3	78	16	97
Total revenue from contracts with customers	2,449	1,217	16	3,682
Other non-contract fee income`	55	-	-	55
Fee and commission income	2,504	1,217	16	3,737
Fee and commission expense	(337)	(538)	-	(875)
Net fee and commission income	2,167	679	16	2,862

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities, and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing.

6.	Tax

	Assets		Liabilities
Current and deferred tax assets and liabilities	As at 30.06.18 £m	As at 31.12.17 £m	As at 30.06.18 £m	As at 31.12.17 £m
Current tax	1,272	376	(667)	(494)
Deferred tax	3,247	3,352	-	-
Total	4,519	3,728	(667)	(494)

The deferred tax asset of £3,247m (December 2017: £3,352m) included £2,663m (December 2017: £2,647m) related to amounts in the US, with the majority of the remaining £584m (December 2017: £705m) related to amounts in the UK. Of the total deferred tax asset, £488m (December 2017: £596m) related to tax losses and £2,759m (December 2017: £2,756m) related to temporary differences.

In H118 the regulatory ring-fencing requirement was implemented resulting in a transfer of substantial deferred tax assets and current tax liabilities to Barclays Bank UK PLC. This has caused the current tax assets of Barclays Bank PLC to have increased in H118. The decrease in deferred tax assets was largely offset by the recognition of deferred tax assets relating to the additional impairment from the adoption of IFRS 9.

The tax charge for H118 was £378m (H117: £430m), representing an effective tax rate of 52.1% (H117: 24.8%). The effective tax rate is substantially higher than the UK statutory tax rate of 19% (2017: 19.25%) primarily due to charges for litigation and conduct which are non-deductible for tax purposes.

Barclays Bank PLC	26

Financial Statement Notes

7.	Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended	Half year ended	As at	As at
	30.06.18 £m	30.06.17 £m	30.06.18 £m	31.12.17 £m
Barclays Africa Group Limited	-	140	-	-
Other non-controlling interests	(1)	2	2	1
Total	(1)	142	2	1

8.	Dividends on ordinary shares

	Half year ended 30.06.18	Half year ended 30.06.17
Dividends paid during the period	£m	£m
Ordinary shares[1]	14,168	165
Preference shares	106	134
Total	14,274	299

1	Included the dividend in specie of £14bn paid to Barclays PLC for transferring the equity ownership in Barclays Bank UK PLC.

On 1 August 2018, Barclays Bank PLC paid a dividend in specie of £269m to Barclays PLC for transferring the equity ownership in its subsidiary BAGHL. Additionally an interim dividend for 2018 of £149m will be paid on 11 September 2018.

Barclays Bank PLC	27

Financial Statement Notes

9.	Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2017 and Note 1, Basis of preparation on pages 15 to 20, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.18	£m	£m	£m	£m
Trading portfolio assets	55,851	56,862	3,841	116,554
Financial assets at fair value through the income statement	5,497	133,267	3,679	142,443
Derivative financial instruments	4,374	219,562	5,066	229,002
Financial assets at fair value through other comprehensive income	23,305	29,892	105	53,302
Investment property	-	-	11	11
Total assets	89,027	439,583	12,702	541,312

Trading portfolio liabilities	(25,047)	(20,918)	-	(45,965)
Financial liabilities designated at fair value	-	(212,056)	(337)	(212,393)
Derivative financial instruments	(3,863)	(215,933)	(5,293)	(225,089)
Total liabilities	(28,910)	(448,907)	(5,630)	(483,447)

As at 31.12.17
Trading portfolio assets	63,925	47,853	1,977	113,755
Financial assets at fair value through the income statement	4,347	104,188	7,747	116,282
Derivative financial assets	3,786	228,867	5,334	237,987
Available for sale investments	22,841	30,618	395	53,854
Investment property	-	-	116	116
Assets included in disposal groups classified as held for sale	-	-	29	29
Total assets	94,899	411,526	15,598	522,023

Trading portfolio liabilities	(20,905)	(16,443)	(4)	(37,352)
Financial liabilities designated at fair value	-	(173,238)	(480)	(173,718)
Derivative financial liabilities	(3,631)	(229,517)	(5,197)	(238,345)
Total liabilities	(24,536)	(419,198)	(5,681)	(449,415)

Barclays Bank PLC	28

Financial Statement Notes

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As at 30.06.18	£m	£m	£m	£m	£m	£m
Interest rate derivatives	-	126,010	2,362	-	(119,337)	(2,747)
Foreign exchange derivatives	-	71,828	126	-	(70,392)	(146)
Credit derivatives	-	9,470	1,151	-	(9,332)	(226)
Equity derivatives	4,374	10,496	1,425	(3,863)	(15,138)	(2,172)
Commodity derivatives	-	1,758	2	-	(1,734)	(2)
Government and government sponsored debt	43,762	54,729	25	(9,721)	(15,792)	-
Corporate debt	-	13,971	881	-	(5,681)	-
Certificates of deposit, commercial paper and other money market instruments	-	12,933	-	-	(32,709)	(48)
Reverse repurchase and repurchase agreements	-	118,263	-	-	(137,315)	-
Non-asset backed loans	-	9,990	3,592	-	-	-
Asset backed securities	-	2,108	592	-	(216)	-
Issued debt	-	-	-	-	(40,993)	(289)
Equity cash products	40,882	7,115	139	(15,326)	(110)	-
Private equity investments	9	-	1,088	-	-	-
Other[1]	-	912	1,319	-	(158)	-
Total	89,027	439,583	12,702	(28,910)	(448,907)	(5,630)

As at 31.12.17
Interest rate derivatives	-	150,325	2,718	-	(143,890)	(2,867)
Foreign exchange derivatives	-	54,907	160	-	(53,346)	(124)
Credit derivatives	-	11,357	1,386	-	(11,312)	(240)
Equity derivatives	3,786	9,848	1,064	(3,631)	(18,527)	(1,961)
Commodity derivatives	-	2,430	6	-	(2,442)	(5)
Government and government sponsored debt	34,782	49,853	49	(13,079)	(13,116)	-
Corporate debt	-	15,098	871	-	(3,580)	(4)
Certificates of deposit, commercial paper and other money market instruments	-	1,491	-	-	(7,377)	(250)
Reverse repurchase and repurchase agreements	-	100,038	-	-	(126,691)	-
Non-asset backed loans	-	5,710	6,657	-	-	-
Asset backed securities	-	1,837	626	-	(221)	-
Issued debt	-	-	-	-	(38,177)	(214)
Equity cash products	56,323	7,733	112	(7,826)	(388)	-
Private equity investments	8	1	817	-	-	(16)
Assets and liabilities held for sale	-	-	29	-	-	-
Other[1]	-	898	1,103	-	(131)	-
Total	94,899	411,526	15,598	(24,536)	(419,198)	(5,681)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

Barclays Bank PLC	29

Financial Statement Notes

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2017: £3,807m government bonds assets and £1,023m/£(950)m of commodity derivative assets and liabilities transferred from Level 1 to Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays Bank PLC	30

Financial Statement Notes

Level 3 movement analysis						Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in other comprehensive income £m	Transfers		As at 30.06.18 £m
	As at 01.01.18[1] £m	Purchases £m	Sales[2] £m	Issues £m	Settlements £m	Trading income £m	Other income £m		In £m	Out £m
Government and government sponsored debt	49	11	-	-	-	-	-	-	-	(35)	25
Corporate debt	871	35	(17)	-	(23)	6	-	-	15	(6)	881
Non-asset backed loans	166	2,239	(239)	-	-	2	-	-	11	(6)	2,173
Asset backed securities	627	100	(99)	-	-	(11)	-	-	5	(30)	592
Equity cash products	68	-	(7)	-	-	35	-	-	75	(52)	119
Other	196	4	(4)	-	(10)	(21)	-	-	24	(138)	51
Trading portfolio assets	1,977	2,389	(366)	-	(33)	11	-	-	130	(267)	3,841

Non-asset backed loans	6,073	16	(4,432)	-	(238)	4	-	-	-	(4)	1,419
Equity cash products	8	11	-	-	-	-	-	-	-	-	19
Private equity investments	688	295	(37)	-	-	-	53	-	-	(14)	985
Other	750	2,359	(1,967)	-	-	4	110	-	-	-	1,256
Financial assets at fair value through the income statement	7,519	2,681	(6,436)	-	(238)	8	163	-	-	(18)	3,679

Equity cash products	36	-	(17)	-	-	-	-	-	-	(18)	1
Private equity investments	129	-	(12)	-	-	-	-	-	-	(14)	103
Other	40	-	(39)	-	-	-	-	-	-	-	1
Financial assets at fair value through other comprehensive income	205	-	(68)	-	-	-	-	-	-	(32)	105

Investment property	116	-	(104)	-	(5)	-	4	-	-	-	11

Trading portfolio liabilities	(4)	-	2	-	-	-	-	-	2	-	-

Certificates of deposit, commercial paper and other money market instruments	(250)	-	202	-	-	-	-	-	-	-	(48)
Issued debt	(214)	-	-	(4)	4	19	-	-	(219)	125	(289)
Other	(16)	-	16	-	2	-	(2)	-	-	-	-
Financial liabilities designated at fair value	(480)	-	218	(4)	6	19	(2)	-	(219)	125	(337)

Interest rate derivatives	(150)	-	-	-	96	(46)	-	-	(343)	58	(385)
Foreign exchange derivatives	37	-	-	-	(17)	(30)	-	-	8	(18)	(20)
Credit derivatives	1,146	2	3	-	(15)	(210)	-	-	1	(2)	925
Equity derivatives	(896)	22	(431)	-	221	129	-	-	33	175	(747)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-	-
Net derivative financial Instruments[3]	137	24	(428)	-	285	(157)	-	-	(301)	213	(227)

Assets and liabilities held for sale	-	-	-	-	-	-	-	-	-	-	-
Total	9,470	5,094	(7,182)	(4)	15	(119)	165	-	(388)	21	7,072

Net assets held for sale measured at fair value on non-recurring basis											-
Total	9,470	5,094	(7,182)	(4)	15	(119)	165	-	(388)	21	7,072

1	Balances as at 1 January 2018 include the IFRS 9 transition impact. Balances as at 31 December 2017 have been presented on an IAS 39 basis.
2	On 1 April 2018, £4.4bn of non-asset backed loans were transferred as part of the disposal of the UK banking business.
3	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,066m and derivative financial liabilities were £5,293m.

Barclays Bank PLC	31

Financial Statement Notes

Level 3 movement analysis

					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in other	Transfers		As at 30.06.17 £m
	As at 01.01.17 £m	Purchases £m	Sales £m	Settle- ments £m	Trading income £m	Other income £m	comprehensive income £m	In £m	Out £m
Government and government sponsored debt	3	37	-	-	-	-	-	-	-	40
Corporate debt	969	56	(71)	(2)	14	-	-	27	(30)	963
Non-asset backed loans	151	369	(87)	(21)	(2)	-	-	-	(7)	403
Asset backed securities	515	46	(69)	(9)	3	-	-	-	-	486
Equity cash products	77	32	(7)	-	(13)	-	-	2	-	91
Other	350	2	(40)	(24)	(7)	-	-	11	(30)	262
Trading portfolio assets	2,065	542	(274)	(56)	(5)	-	-	40	(67)	2,245
Non-asset backed loans	8,616	-	-	(1,706)	79	-	-	-	-	6,989
Private equity investments	562	31	(106)	-	(3)	36	-	28	(58)	490
Other	769	2,013	(1,265)	(59)	24	100	-	-	-	1,582
Financial assets at fair value through the income statement	9,947	2,044	(1,371)	(1,765)	100	136	-	28	(58)	9,061
Equity cash products	73	-	-	-	-	2	1	6	(42)	40
Private equity investments	294	-	(45)	-	-	(2)	23	34	-	304
Other	5	-	(1)	(1)	-	-	1	-	-	4
Available for sale investments	372	-	(46)	(1)	-	-	25	40	(42)	348
Investment property	81	62	-	-	-	(2)	-	-	-	141
Trading portfolio liabilities	(7)	-	(4)	1	-	-	-	-	-	(10)
Certificates of deposit, commercial paper and other money market instruments	(319)	-	-	-	-	1	-	(31)	92	(257)
Issued debt	(298)	-	-	71	-	-	-	-	-	(227)
Other	(223)	-	-	27	-	(3)	-	-	-	(199)
Financial liabilities designated at fair value	(840)	-	-	98	-	(2)	-	(31)	92	(683)
Interest rate derivatives	899	27	12	15	(130)	-	-	419	(202)	1,040
Foreign exchange derivatives	81	-	-	(16)	2	5	-	(3)	(54)	15
Credit derivatives	1,370	-	3	(19)	(263)	-	-	(71)	-	1,020
Equity derivatives	(970)	67	(222)	11	78	-	-	(45)	(1)	(1,082)
Commodity derivatives	(5)	-	-	-	3	-	-	-	7	5
Net derivative financial instruments[1]	1,375	94	(207)	(9)	(310)	5	-	300	(250)	998

Assets and liabilities held for sale	574	-	(574)	-	-	-	-	-	-	-
Total	13,567	2,742	(2,476)	(1,732)	(215)	137	25	377	(325)	12,100
Net liabilities held for sale measured at fair value on non-recurring basis										(1,339)
Total										10,761

1	Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £7,872m and derivative financial liabilities were £6,874m.

Barclays Bank PLC	32

Financial Statement Notes

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Income statement		Other comprehensive	Total £m
Half year ended 30.06.18	Trading income £m	Other income £m	income £m
Trading portfolio assets	(3)	-	-	(3)
Financial assets at fair value through the income statement	7	116	-	123
Financial liabilities designated at fair value	18	-	-	18
Net derivative financial instruments	(155)	-	-	(155)
Total	(133)	116	-	(17)

Half year ended 30.06.17
Trading portfolio assets	(25)	-	-	(25)
Financial assets at fair value through the income statement	73	102	-	175
Available for sale investments	-	-	25	25
Financial liabilities designated at fair value	45	(2)	-	43
Net derivative financial instruments	(305)	-	-	(305)
Total	(212)	100	25	(87)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Barclays Bank PLC	33

Financial Statement Notes

Sensitivity analysis of valuations using unobservable inputs

	Favourable changes		Unfavourable changes
As at 30.06.18	Income statement £m	Equity £m	Income statement £m	Equity £m
Interest rate derivatives	94	-	(144)	-
Foreign exchange derivatives	9	-	(14)	-
Credit derivatives	132	-	(78)	-
Equity derivatives	96	-	(97)	-
Commodity derivatives	1	-	(1)	-
Corporate debt	4	-	(4)	-
Non-asset backed loans	88	-	(207)	-
Asset backed securities	-	-	-	-
Equity cash products	93	-	(166)	-
Private equity investments	157	-	(172)	-
Other[1]	2	-	(2)	-
Total	676	-	(885)	-

As at 31.12.17
Interest rate derivatives	114	-	(138)	-
Foreign exchange derivatives	6	-	(6)	-
Credit derivatives	106	-	(79)	-
Equity derivatives	99	-	(99)	-
Commodity derivatives	3	-	(3)	-
Corporate debt	4	-	(3)	-
Non-asset backed loans	243	-	(468)	-
Asset backed securities	1	-	-	-
Equity cash products	12	24	(8)	(24)
Private equity investments	133	13	(138)	(13)
Other[1]	5	-	(5)	-
Total	726	37	(947)	(37)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models, would be to increase fair values by up to £676m (December 2017: £763m) or to decrease fair values by up to £885m (December 2017: £984m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2017. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 17, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2017. Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Barclays Bank PLC	34

Financial Statement Notes

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at 30.06.18 £m	As at 31.12.17 £m
Exit price adjustments derived from market bid-offer spreads	(397)	(391)
Uncollateralised derivative funding	(38)	(45)
Derivative credit valuation adjustments	(123)	(103)
Derivative debit valuation adjustments	184	131

●	Exit price adjustments increased £6m to £397m as a result of movements in market bid offer spreads

●	Uncollateralised derivative funding decreased £7m to £38m as a result of changes in underlying derivative exposures

●	Credit Valuation Adjustments (CVA) increased £20m to £123m as a result of widening in counterparty credit spreads

●	Debit Valuation Adjustments (DVA) increased £53m to £184m as a result of widening in Barclays credit spreads

Portfolio exemption

Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £124m (December 2017: £109m) for financial instruments measured at fair value and £31m (December 2017: £253m) for financial instruments carried at amortised cost. The increase in financial instruments measured at fair value of £25m was driven by additions £44m (December 2017: £34m) offset by a transfer out of £15m (December 2017: £nil) to Barclays Bank UK PLC and £14m (December 2017: £104m) of amortisation and releases. The decrease of £222m in financial instruments carried at amortised cost was driven by the transfer out of £222m (December 2017: £nil) to Barclays Bank UK PLC and £1m (December 2017: £22m) of amortisation and releases offset by additions of £1m (December 2017: £119m).

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per the Barclays Bank Group by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,862m (December 2017: £4,070m).

Barclays Bank PLC	35

Financial Statement Notes

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays Bank PLC Annual Report 2017 disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet:

	As at 30.06.18
Financial assets	Carrying amount £m	Fair value £m
Cash collateral and settlement balances	91,549	91,549
Loans and advances at amortised cost
-Home loans	13,282	12,352
-Credit cards, unsecured loans and other retail lending	29,298	31,306
- Finance lease receivables	3,120	3,222
-Corporate loans	89,120	88,199
Reverse repurchase agreements and other similar secured lending	533	533
Assets included in disposal groups classified as held for sale[1]	1,658	1,658

Financial liabilities
Deposits at amortised cost
-Banks	(39,685)	(39,685)
-Current and demand accounts	(71,876)	(71,876)
-Savings accounts	(27,681)	(27,697)
-Other time deposits	(54,748)	(54,748)
Cash collateral and settlement balances	(85,448)	(85,448)
Repurchase agreements and other similar secured borrowing	(8,645)	(8,645)
Debt securities in issue	(57,905)	(58,342)
Subordinated liabilities	(17,190)	(18,251)
Liabilities included in disposal groups classified as held for sale[1]	(1,660)	(1,660)

	As at 31.12.17
Financial assets	Carrying amount £m	Fair value £m
Cash collateral and settlement balances	77,172	77,172
Loans and advances at amortised cost
-Home loans	147,002	145,262
-Credit cards, unsecured loans and other retail lending	55,767	55,106
-Finance lease receivables	2,854	2,964
-Corporate loans[2]	124,076	122,209
Reverse repurchase agreements and other similar secured lending	12,546	12,546
Assets included in disposal groups classified as held for sale	1,164	1,195

Financial liabilities
Deposits at amortised cost
-Banks	(12,336)	(12,341)
-Current and demand accounts	(146,255)	(146,232)
-Savings accounts	(134,339)	(134,369)
-Other time deposits	(106,259)	(106,325)
Cash collateral and settlement balances	(68,143)	(68,143)
Repurchase agreements and other similar secured borrowing	(40,338)	(40,338)
Debt securities in issue	(69,386)	(70,824)
Subordinated liabilities	(24,193)	(25,451)
Liabilities included in disposal groups classified as held for sale	-	-

1

For disposal groups measured at carrying amount, items at amortised cost are included above. Non-financial assets (£0.1bn) and liabilities (£0.1bn) within disposal groups measured at carrying amount are excluded from these disclosures.

2	Corporate loans as at 31 December 2017 include Held to maturity balance of £5.1bn.

Barclays Bank PLC	36

Financial Statement Notes

10.	Subordinated liabilities

	Half year ended	Year ended
	30.06.18 £m	31.12.17 £m
Opening balance as at 1 January	24,193	23,871
Issuances	-	3,041
Redemptions	(3,075)	(1,378)
Other[1]	(3,928)	(1,341)
Closing balance	17,190	24,193

1	Includes the transfer of subordinated liabilities of £3,019m on 1 April 2018 as part of the disposal of the UK banking business.

Redemptions totalling £3,075m include £500m Fixed/Floating Rate Subordinated Callable Notes, €1,750m 6% Fixed Rate Subordinated Notes (£1,532m), $1,000m 7.75% Contingent Capital Notes (£713m), $99m 7.7% Undated Subordinated Notes (£72m), €40m Floating Rate Subordinated Notes 2018 (£35m), €235m CMS Linked Subordinated Notes (£206m), JPY 1,500m ShinGinko Tokyo Limited (£10m) and JPY 1,000m The Daisan Bank Limited (£7m).

11.	Provisions

	As at	As at
	30.06.18 £m	31.12.17 £m
Payment Protection Insurance (PPI) redress	-	1,606
Other customer redress	179	639
Legal, competition and regulatory matters	463	435
Redundancy and restructuring	67	106
Undrawn contractually committed facilities and guarantees[1]	202	79
Onerous contracts	74	143
Sundry provisions	248	294
Total	1,233	3,302

1	The balance as at 30 June 2018 includes IFRS 9 expected credit losses on committed facilities and guarantees

The provision balances related to the UK banking business which were transferred on 1 April 2018 consisted of £1,698m for PPI, £412m for other customer redress, £2m for legal, competition and other regulatory matters, £16m for redundancy and restructuring, £87m for undrawn contractual commitments, £48m for onerous contracts and £26m for sundry provisions.

Barclays Bank PLC	37

Financial Statement Notes

12.	Retirement benefits

As at 30 June 2018, Barclays Bank Group’s IAS 19 pension surplus across all schemes was £0.9bn (December 2017: £0.7bn). The UK Retirement Fund (UKRF), which is Barclays Bank Group’s main scheme, had an IAS 19 pension surplus of £1.1bn (December 2017: £1.0bn). The movement for the UKRF was driven by an increase in the discount rate, payment of deficit contributions, and lower expected future price inflation, offset by lower than assumed asset returns, and new early retirement and cash commutation factors.

UKRF funding valuations

The scheme actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2017 and showed a deficit of £4.8bn and a funding level of 86.8%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2017 was largely due to payment of deficit contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires Barclays Bank PLC to pay deficit contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group’s share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing. Barclays Bank PLC remains as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of Barclays Bank UK PLC until 2025, and support from Barclays PLC should Barclays Bank PLC not pay the deficit contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

13.	Called up share capital

Ordinary shares

As at 30 June 2018 the issued ordinary share capital of Barclays Bank PLC comprised of 2,342 million (December 2017: 2,342 million) ordinary shares of £1 each.

Preference shares

As at 30 June 2018 the issued preference share capital of Barclays Bank PLC comprised of 1,000 Sterling Preference Shares of £1 each (December 2017: 1,000); 31,856 Euro Preference Shares of €100 each (December 2017: 31,856); 58,133 US Dollar Preference shares of $100 each (December 2017: 58,133); and 106 million US Dollar Preference Shares of $0.25 each (December 2017: 106 million).

	Ordinary share capital	Preference share capital	Share premium	Total share capital and share premium
Half year ended 30.06.18	£m	£m	£m	£m
Opening balance	2,342	19	12,092	14,453
Movements	-	-	-	-
Closing balance	2,342	19	12,092	14,453

Barclays Bank PLC	38

Financial Statement Notes

14.	Other equity instruments

Other equity instruments of £6,912m (December 2017: £8,982m) include AT1 securities issued to Barclays PLC by Barclays Bank PLC. The £2,070m decrease in AT1 securities was due to the transfer to Barclays Bank UK PLC.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV. AT1 securities are undated and are repayable, at the option of Barclays Bank PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

15.	Other reserves

	As at	As at
	30.06.18 £m	31.12.17 £m
Currency translation reserve	3,434	3,084
Available for sale reserve	-	396
Fair value through other comprehensive income reserve	(215)	-
Cash flow hedging reserve	(219)	184
Own credit reserve	(252)	(179)
Other reserves	323	323
Total	3,071	3,808

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2018, there was a credit balance of £3,434m (December 2017: £3,084m credit) in the currency translation reserve. The £350m credit movement principally reflected the strengthening of USD against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition. Following the adoption of IFRS 9, accumulated fair value changes of £260m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

As at 30 June 2018, there was a debit balance of £215m (December 2017: £396m credit in the available for sale reserve) in the fair value through other comprehensive income reserve. The decrease of £611m is driven by a £136m transfer to retained earnings on IFRS 9 transition and a £329m reduction primarily due to changes in fair value of BAGL shares. There was also £151m of net gains transferred to net profit and a tax credit of £33m with the remaining balance related to exchange and other movements.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2018, there was a debit balance of £219m (December 2017: £184m credit) in the cash flow hedging reserve. The decrease of £403m principally reflected a £376m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increase and £161m of gains transferred to net profit, partially offset by a tax credit of £134m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve is not recycled to profit or loss in future periods.

As at 30 June 2018, the amount of own credit recognised in the Barclays Bank Group’s other comprehensive income was a debit balance of £252m (December 2017: £179m debit). The movement of £73m is mainly attributable to the tightening of Barclays’ funding spreads of £98m offset by tax of £25m.

Other reserves

As at 30 June 2018, there was a credit balance of £323m (December 2017: £323m credit) in other reserves relating to redeemed ordinary and preference shares issued by Barclays Bank Group.

Barclays Bank PLC	39

Financial Statement Notes

16.	Contingent liabilities and commitments

	As at	As at
	30.06.18	31.12.17
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	14,051	14,275
Performance guarantees, acceptances and endorsements	4,329	4,737
Total	18,380	19,012

Commitments
Documentary credits and other short-term trade related transactions	1,055	812
Standby facilities, credit lines and other commitments	244,246	314,761
Total	245,301	315,573

Contingent liabilities and commitment balances transferred to Barclays Bank UK PLC as part of the business disposal included guarantees and letters of credit pledged as collateral security of £793m and standby facilities, credit lines and other commitments of £67,791m.

Further details on contingent liabilities relating to legal, competition and regulatory matters can be found in Note 17, Legal, competition and regulatory matters.

17.	Legal, competition and regulatory matters

Barclays Bank PLC and the Barclays Bank Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

In connection with the implementation of structural reform in the UK, on 1 April 2018, the UK banking business was transferred from Barclays Bank PLC to Barclays Bank UK PLC, a separate subsidiary of Barclays PLC. This transfer included the rights and liabilities in respect of certain of the matters described below (which are also disclosed in the financial statements of Barclays Bank UK PLC), although Barclays Bank PLC may remain the party on record to the relevant proceedings.

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into certain advisory services agreements entered into by Barclays Bank PLC.

Background information

Barclays Bank PLC entered into two advisory services agreements with Qatar Holding LLC (Qatar Holding) in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar.

SFO Proceedings

In June 2017, the SFO charged Barclays PLC with two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to the Agreements and one offence of unlawful financial assistance contrary to section 151 of the Companies Act 1985 in relation to the Loan. In February 2018, the SFO also charged Barclays Bank PLC with the same offence in respect of the Loan. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC. In July 2018, the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays intends to defend the application brought by the SFO.

Barclays Bank PLC	40

Financial Statement Notes

FCA Proceedings and other investigations

In September 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In January 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of up to £1,477m (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in October 2019.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. PCP has made a claim against Barclays Bank PLC for damages of up to £1,477m plus interest and costs. This amount does not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it in that matter.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, Barclays is cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations relating to whistleblowing systems and controls

In April 2017, the FCA and the Prudential Regulation Authority (PRA) commenced investigations into the Barclays Group Chief Executive Officer (CEO), as to his individual conduct and senior manager responsibilities relating to Barclays’ whistleblowing programme and to his attempt in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistleblow, and into Barclays Bank PLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as Barclays’ systems and controls and culture relating to whistleblowing.

In May 2018, the FCA and PRA published final notices confirming their finding that the CEO’s actions in relation to this matter represented a breach of Individual Conduct Rule 2 (requirement to act with due skill, care and diligence). There were no findings by the FCA or PRA that the CEO acted with a lack of integrity nor any findings that he lacked fitness and propriety to continue to perform his role as Barclays Group Chief Executive Officer.

In respect of its investigation relating to Barclays Bank PLC, the FCA and PRA concluded that they would not take enforcement action in respect of this matter. However, each of Barclays Bank PLC and Barclays Bank UK PLC have agreed to be subject to requirements to report to the FCA and PRA on certain aspects of their whistleblowing programmes.

Barclays also continues to provide information to, and cooperate with, authorities in the US with respect to this matter.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Barclays Bank PLC	41

Financial Statement Notes

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR.

Background information

In 2012, Barclays Bank PLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DoJ in relation to their investigations concerning certain benchmark interest rate submissions, and Barclays Bank PLC paid total penalties of £290m. The settlement with the DoJ was made by entry into a Non-Prosecution Agreement (NPA) which has now expired. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with certain other regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC. The investigation by the prosecutor’s office in Trani, Italy also remains pending.

Claimed amounts/Financial impact

Aside from the settlements discussed above it is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks.

Background information

Following settlement of the investigations referred to above in ‘Investigations into LIBOR and other Benchmarks’ various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays. While certain cases have been dismissed or settled subject to approval from the court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY) (MDL Court).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions; (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR have been settled for $120m, $20m, $7.1m and $4m respectively. The settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

EURIBOR Case in the SDNY

In 2015, $94m was paid in settlement of a EURIBOR-related class action. The court entered an order granting final approval of Barclays’ settlement in May 2018.

Additional USD LIBOR Case in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order is pending.

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Financial Statement Notes

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In early 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss is pending.

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In March 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

A putative class action filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) was dismissed by the court in relation to claims against Barclays for failure to state a claim. The plaintiffs amended their complaint in September 2017, and the defendants’ motion to dismiss is pending.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in non-US jurisdictions may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Foreign Exchange investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

Background information

In 2015 Barclays reached settlements with the CFTC, the DoJ, the New York State Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions.

Under the plea agreement with the DoJ, in addition to a criminal fine, Barclays PLC agreed to a term of probation of three years during which Barclays PLC, including its subsidiaries, must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, (iii) report credible evidence of criminal violations of US antitrust or fraud laws to the relevant US authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced Barclays PLC to pay $650m as a fine and $60m for violating the NPA (which amounts are part of the $2.38bn referred to above) and to serve three years of probation from the date of the sentencing order. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The full text of the DoJ plea agreement, the orders of the CFTC, NYDFS and Federal Reserve, and the Final Notice issued by the FCA related to the settlements referred to above are publicly available on the 2015 Resolving Authorities’ respective websites.

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Financial Statement Notes

The European Commission is one of several authorities conducting an investigation into certain trading practices in the Foreign Exchange market.

The DoJ has also conducted an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. Barclays has been providing information to the DoJ and other relevant authorities reviewing this conduct. In February 2018, the DoJ concluded its investigation into conduct relating to certain trading activities in connection with one of these transactions. The DoJ issued a letter closing its investigation of Barclays in exchange for, among other things, Barclays’ agreement to pay $12.9m in disgorgement and restitution, which can be offset by any settlement amount paid as civil restitution. In January 2018, a Barclays employee currently under suspension was indicted in connection with this matter.

Claimed amounts/Financial impact

Aside from the settlements discussed above, and a provision of £240m recognised in Q417, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have on Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of Foreign Exchange

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange.

Background information

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in future. Certain of these cases have been dismissed or have been settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

Consolidated FX Action

In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including Barclays Bank PLC, were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. Certain class members have opted out of the settlement and some of these may seek to file their own claims. The settlement is also subject to final court approval.

ERISA FX Action

Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates, including claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims), and naming several international banks as defendants, including Barclays PLC, Barclays Bank PLC and BCI. The Court has dismissed the ERISA Claims.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied. The plaintiffs have asked the Court to reconsider the expansion decision.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The defendants (including Barclays) moved to dismiss the action. The plaintiffs’ counsel then amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action based on the same theories and asserted substantively similar claims. These two actions have been consolidated and a consolidated complaint was filed in June 2017. The defendants (including Barclays) have moved to dismiss the action.

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Financial Statement Notes

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described above on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of ISDAFIX

In 2014, a number of ISDAFIX related civil actions were filed in the SDNY on behalf of proposed class of plaintiffs, alleging that Barclays Bank PLC, a number of other banks and one broker violated the Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. In 2016, Barclays Bank PLC and BCI entered into a settlement agreement with plaintiffs to resolve the consolidated action and paid $30m, fully resolving all ISDAFIX-related claims that were or could have been brought by the class. The court entered an order granting final approval of the settlement in June 2018.

Claimed amounts/Financial impact

The principal financial impact of the actions described on Barclays is reflected in the settlement described above.

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws. Also in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc., BCI and Barclays Capital PLC on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US Residential Mortgage-Backed Securities (RMBS) and US Commercial Mortgage-Backed Securities (CMBS).

Background information

Barclays’ activities within the US residential mortgage sector during the period from 2005 through 2008 included:

●	sponsoring and underwriting of approximately $39bn of private-label securitisations;

●	economic underwriting exposure of approximately $34bn for other private-label securitisations;

●	sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);

●	sales of approximately $3bn of loans to others; and

●

sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that Barclays acquired in 2007 (Acquired Subsidiary)

DoJ Civil Action

In December 2016, the DoJ filed a civil complaint against Barclays Bank PLC, Barclays PLC, BCI, Barclays Group US Inc., Barclays US LLC, BCAP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, as well as two former employees, in the US District Court in the Eastern District of New York (EDNY) containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. In March 2018, Barclays reached a settlement with the DoJ to resolve this complaint for a civil monetary penalty of $2bn which was paid in H118.

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Financial Statement Notes

RMBS Repurchase Requests

Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

●	approximately $5bn of Barclays sponsored securitisations;

●	approximately $0.2bn of sales of loans to GSEs; and

●	approximately $3bn of loans sold to others

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

R&Ws on the remaining Barclays sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Barclays subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by Barclays, the Acquired Subsidiary or these third parties.

Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2018 associated with all R&Ws made by Barclays or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. This litigation is ongoing.

In May 2018, the Acquired Subsidiary agreed to a settlement of a civil action relating to claims for indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Alternative trading systems and high-frequency trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions investigated a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders.

Background information

In 2014, the NYAG filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered ATS. In February 2016, Barclays reached separate settlement agreements with the SEC and the NYAG to resolve those agencies’ claims against Barclays PLC and BCI relating to the operation of LX and paid $35m to each.

Barclays PLC and BCI have been named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of Barclays PLC and BCI to dismiss the entire complaint and the plaintiffs have appealed the court’s decision. In July 2018, the court of appeals affirmed the dismissal.

Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action along with certain current and former executives (Shareholder Class Action). The plaintiffs claim that holders of Barclays American Depository Receipts (ADRs) suffered damages when the ADRs declined in value as a result of the allegations in the NYAG Complaint. A motion to dismiss the complaint filed by the defendants (including Barclays PLC and BCI), was granted in part and denied in part by the court. In February 2016, the court certified the action as a class action. In November 2017, the appellate court affirmed the class certification.

Claimed amounts/Financial impact

The class actions seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

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Financial Statement Notes

Electricity market action

In 2013, the US Federal Energy Regulatory Commission (FERC) filed a civil action against Barclays Bank PLC in connection with allegations that Barclays Bank PLC manipulated the electricity markets in the Western US. The action was settled for $105m ($70m penalty and $35m disgorgement) which was paid in 2017. In 2015, a civil class action complaint seeking damages of $139.3m was filed in the US District Court for the SDNY against Barclays Bank PLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with purported manipulation of the electricity markets in and around California. The action has been settled in principle for $29m (subject to final court approval and to the right of class members to opt out of the settlement and to seek to file their own claims).

Claimed amounts/Financial impact

Barclays does not expect the financial impact of the actions described above to be material to Barclays’ operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government securities in various markets.

Background information

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in November 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

In 2017, Barclays PLC, Barclays Bank PLC, BCI, Barclays Services Limited, Barclays Capital Securities Limited and certain other financial institutions were named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds from 2005 through 2015. The defendants have moved to dismiss the action.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and Grupo Financiero Barclays Mexico, S.A., together with other financial institutions that deal in Mexican government bonds (MGB) are named as defendants in several putative class actions which were consolidated in the SDNY in June 2018. The class actions allege antitrust and state law claims arising out of an alleged conspiracy to fix the prices of MGB from 2006 through mid-2017.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

American Depositary Shares

Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC’s Board of Directors have been named as defendants in a securities class action consolidated in the SDNY that alleges misstatements and omissions in offering documents for certain American Depositary Shares issued by Barclays Bank PLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering). The plaintiffs assert claims under the Securities Act of 1933, alleging misstatements and omissions concerning (amongst other things) Barclays Bank PLC’s portfolio of mortgage-related (including US subprime-related) securities, Barclays Bank PLC’s exposure to mortgage and credit market risk, and Barclays Bank PLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages. In June 2016, the SDNY certified the action as a class action. In September 2017, the SDNY granted the defendants’ motion for summary judgment. The plaintiffs are appealing this decision.

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Financial Statement Notes

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the action described on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) has filed a complaint against Barclays Bank PLC alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement).

Background information

In 2008, BDC filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. A trial on liability issues concluded in April 2017 and the court’s decision is pending.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties agreed to stay this case.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA).

Background information

An amended civil complaint (the Amended Complaint), filed in the US Federal Court in the EDNY by a group of approximately 350 plaintiffs, alleges that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah and other attacks that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys’ fees. Defendants have moved to dismiss the Amended Complaint. In November 2017, a separate civil complaint was filed in the US Federal Court in the SDNY by a group of approximately 160 plaintiffs, alleging claims under the ATA against Barclays Bank PLC and a number of other banks substantially similar to those in the Amended Complaint. The defendants have moved to dismiss this complaint.

In May 2018, a civil complaint was filed in the US Federal Court in the Middle District of Florida by a single plaintiff acting for himself alleging claims under the ATA against Barclays Bank PLC and a number of other banks. Barclays Bank PLC has not been served with this complaint. In July 2018, the court dismissed the complaint subject to the right of the plaintiff to file a revised complaint.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions are defendants in interest rate swap and credit default swap antitrust civil actions in the SDNY.

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Financial Statement Notes

Background information

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. The case is in discovery.

In June 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. Defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the action described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigation into suspected money laundering related to foreign exchange transactions in South African operation

Absa Bank Limited, which was a subsidiary within the Barclays Group at the relevant time, identified potentially fraudulent activity by certain of its customers using advance payments for imports in 2014 and 2015 to effect foreign exchange transfers from South Africa to beneficiary accounts located in East Asia, the UK, Europe and the US. As a result, Barclays conducted a review of relevant activity, processes, systems and controls. Barclays is continuing to provide information to relevant authorities as part of Barclays’ ongoing cooperation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations relating to retail structured deposits and capital protected structured notes

In 2015, the FCA commenced an enforcement investigation relating to the design, manufacture and sale of structured deposits by Barclays from November 2009. The investigation is at an advanced stage. In January 2018, the FCA also commenced an enforcement investigation relating to the design, manufacture and sale of capital protected structured notes by Barclays from June 2008 to July 2014.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigations on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays, from July 2015, implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In March 2018 HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and unless withdrawn by HMRC would correspond to assessments of approximately £184m, inclusive of interest, of which Barclays would expect to attribute an amount of approximately £130m to Barclays Bank UK PLC and £54m to Barclays Bank PLC. At Barclays’ request, HMRC is conducting a further review, and if the assessments are not withdrawn Barclays is able to challenge the assessments by initiating proceedings with the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact

The total amount of the HMRC assessments is approximately £184m, inclusive of interest.

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Financial Statement Notes

General

Barclays Bank PLC and its subsidiaries are engaged in various other legal, competition and regulatory matters in the UK and US and a number of other overseas jurisdictions. The Barclays Bank Group is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

18.	Related party transactions

The disposal of the UK banking business to Barclays Bank UK PLC and transfer of ownership of Barclays Bank UK PLC to Barclays PLC has materially affected the financial position and the performance of the Barclays Bank Group during this period with regards to its related party transactions. Refer to Note 2, Disposal of business and transfer of ownership of subsidiary for further details, including intra-group balances.

Parent company

The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Fellow subsidiaries

Transactions between the Barclays Bank Group and other subsidiaries of the parent company meet the definition of related party transactions.

Amounts included in the Barclays Bank Group’s financial statements with other Barclays Group companies are as follows:

Half year ended 30.06.18	Parent £m	Fellow subsidiaries £m
Total income	(77)	1
Operating expenses	(72)	(2,045)

As at 30.06.18
Total assets	662	2,749
Total liabilities	21,437	2,588

Except for the above, no related party transactions that have taken place in the half year ended 30 June 2018 have materially affected the financial position or performance of the Barclays Bank Group during this period.

Barclays Bank PLC	50

Financial Statement Notes

19.	Transition disclosures

Impairment allowance reconciliations

Reconciliation from IAS 39 to IFRS 9 - financial assets under IFRS 9 subject to an increase in impairment allowance

The table below reconciles the closing impairment allowances for financial assets in accordance with IAS 39, and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets as at 31 December 2017, and the opening ECLs determined in accordance with IFRS 9 as at 1 January 2018.

Reconciliation of impairment allowance and provisions

	As at 31.12.17			As at 01.01.18
	Impairment allowance under IAS 39 or provisions under IAS 37 £m	Reclassification impact £m	Additional IFRS 9 impairment allowance £m	Impairment allowance under IFRS 9 £m
Loans and advances at amortised cost and other assets[1]	4,652	(52)	2,508	7,108
Available for sale investments/financial assets at fair value through other comprehensive income	38	(38)	3	3
Total on-balance sheet	4,690	(90)	2,511	7,111

Provision for undrawn contractually committed facilities and guarantee contracts	79	-	341	420
Total impairment and provision	4,769	(90)	2,852	7,531

1	Included impairment of £5m for cash collateral and settlement balances and £1m for other assets.

●

The introduction of IFRS 9 increased the total impairment allowance held by Barclays Bank PLC by £2.76bn, from £4.8bn as at 31 December 2017 to £7.5bn as at 1 January 2018, as a result of earlier recognition of impairment allowances. The movement in allowance during H118 is provided below.

●	The reclassification impact is due to assets moving to fair value through income statement treatment that do not have an impairment allowance under IFRS 9.

Movement in loans and advances at amortised cost

The table below presents an analysis of the movement in exposure and the impairment allowance for the period.

	Half year ended 30.06.18[1]
	Gross exposure £m	Impairment allowance £m	Net exposure £m
Opening balance	324,846	7,102	317,744
Disposal of business	(187,591)	(2,936)	(184,655)
Movement during the period	1,510	(221)	1,731
Closing balance	138,765	3,945	134,820

1

Other financial assets on balance sheet subject to impairment not included in the table above, include cash collateral and settlement balances and financial assets at fair value through other comprehensive income. These have a total gross exposure of £143.7bn and impairment allowance of £7m. In addition, there are off-balance sheet loan commitments and financial guarantee contracts with a gross exposure of £263.7bn and provision of £202m.

Barclays Bank PLC	51

Financial Statement Notes

Balance sheet movement – impact of transition to IFRS 9 and IFRS 15

The table below presents the impact of the changes to balance sheet presentation and of the transition to IFRS 9 and IFRS 15 on Barclays Bank PLC’s balance sheet showing separately the changes arising from reclassification and any associated remeasurement, and the impact of increased impairment.

	As at 31.12.17		As at 31.12.17					As at 01.01.18
	Published IAS 39 carrying amount	Balance sheet presentation changes[1]	Revised IAS 39 carrying amount	IFRS 15 impact[1]	IFRS 9 presentation changes[1]	IFRS 9 classification and measurement	IFRS 9 impairment change	IFRS 9 carrying amount
Assets	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	171,036	-	171,036	-	-	-	-	171,036
Items in the course of collection from other banks	2,153	(2,153)	-	-	-	-	-	-
Loans and advances to banks	36,209	(36,209)	-	-	-	-	-	-
Loans and advances to customers	365,553	(365,553)	-	-	-	-	-	-
Cash collateral and settlement balances	-	77,172	77,172	-	-	(2,398)	(5)	74,769
Loans and advances at amortised cost	-	324,590	324,590	-	5,109	(9,453)	(2,502)	317,744
Reverse repurchase agreements and other similar secured lending	12,546	-	12,546	-	-	(11,949)	-	597
Trading portfolio assets	113,755	-	113,755	-	-	413	-	114,168
Financial assets designated at fair value	116,282	(116,282)	-	-	-	-	-	-
Financial assets at fair value through the income statement[2]	-	116,282	116,282	-	-	23,929	-	140,211
Derivative financial instruments	237,987	-	237,987	-	-	-	-	237,987
Financial investments	58,963	-	58,963	-	(57,463)	(1,500)	-	-
Financial assets at fair value through other comprehensive income	-	-	-	-	52,354	934	-	53,288
Investments in associates and joint ventures	718	-	718	-	-	(19)	-	699
Goodwill and intangible assets	4,885	-	4,885	-	-	-	-	4,885
Property, plant and equipment	1,519	-	1,519	-	-	-	-	1,519
Current tax assets	376	-	376	-	-	-	-	376
Deferred tax assets	3,352	-	3,352	(22)	-	-	649	3,979
Retirement benefit assets	966	-	966	-	-	-	-	966
Prepayments, accrued income and other assets	1,850	(1,850)	-	-	-	-	-	-
Other assets	-	4,003	4,003	89	-	28	(1)	4,119
Assets included in disposal groups classified as held for sale	1,193	-	1,193	-	-	-	-	1,193
Total assets	1,129,343	-	1,129,343	67	-	(15)	(1,859)	1,127,536

1	For further details, refer to Note 1, Basis of preparation on pages 15 to 20.
2	Comprised of mandatory fair value assets of £130.2bn and designated fair value assets of £10.0bn.

Barclays Bank PLC	52

Financial Statement Notes

	As at 31.12.17		As at 31.12.17					As at 01.01.18
Liabilities	Published IAS 39 carrying amount £m	Balance sheet presentation changes[1] £m	Revised IAS 39 carrying amount £m	IFRS 15 impact[1] £m	IFRS 9 presentation changes £m	IFRS 9 classification and measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Deposits from banks	37,906	(37,906)	-	-	-	-	-	-
Deposits at amortised cost	-	399,189	399,189	-	-	(18,860)	-	380,329
Items in the course of collection due to other banks	446	(446)	-	-	-	-	-	-
Customer accounts	429,426	(429,426)	-	-	-	-	-	-
Cash collateral and settlement balances	-	68,143	68,143	-	-	(2,218)	-	65,925
Repurchase agreements and other similar secured borrowing	40,338	-	40,338	-	-	(25,285)	-	15,053
Debt securities in issue	69,386	-	69,386	-	-	-	-	69,386
Subordinated liabilities	24,193	-	24,193	-	-	-	-	24,193
Trading portfolio liabilities	37,352	-	37,352	-	-	-	-	37,352
Financial liabilities designated at fair value	173,718	-	173,718	-	-	46,365	-	220,083
Derivative financial instruments	238,345	-	238,345	-	-	-	-	238,345
Current tax liabilities	494	-	494	-	-	-	-	494
Deferred tax liabilities	-	-	-	-	-	-	-	-
Retirement benefit liabilities	287	-	287	-	-	-	-	287
Accruals, deferred income and other liabilities	8,416	(8,416)	-	-	-	-	-	-
Other liabilities	-	8,862	8,862	-	-	-	-	8,862
Provisions	3,302	-	3,302	-	-	-	341	3,643
Total liabilities	1,063,609	-	1,063,609	-	-	2	341	1,063,952

Equity
Called up share capital and share premium	14,453	-	14,453	-	-	-	-	14,453
Other reserves	3,808	-	3,808	-	-	(139)	3	3,672
Retained earnings	38,490	-	38,490	67	-	122	(2,203)	36,476
Other equity instruments	8,982	-	8,982	-	-	-	-	8,982
Total equity excluding non-controlling interests	65,733	-	65,733	67	-	(17)	(2,200)	63,583
Non-controlling interests	1	-	1	-	-	-	-	1
Total equity	65,734	-	65,734	67	-	(17)	(2,200)	63,584

Total liabilities and equity	1,129,343	-	1,129,343	67	-	(15)	(1,859)	1,127,536

1	For further details, refer to Note 1, Basis of preparation on pages 15 to 20.

IFRS 9 classification and measurement

This column represents the changes to the balance sheet from classification and measurement. The net effect is a decrease in shareholders’ equity of £17m, with no significant offsetting movements. The classification changes include the transfer of certain Barclays International Prime Services and Equities positions from an amortised cost to a fair value approach.

IFRS 9 impairment change

Additional impairment from the adoption of IFRS 9 is shown in the impairment change column. The increase in impairment results in the recognition of a deferred tax asset that will amortise to current tax over time. The post-tax impact is a reduction in shareholders’ equity of £2.2bn. Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

Barclays Bank PLC	53

Financial Statement Notes

20.	Barclays Bank PLC parent condensed balance sheet

Assets	As at 30.06.18 £m	As at 31.12.17[1] £m
Cash and balances at central banks	115,924	165,713
Cash collateral and settlement balances	80,263	61,545
Loans and advances at amortised cost	163,028	364,670
Reverse repurchase agreements and other similar secured lending	3,796	22,964
Trading portfolio assets	80,903	79,836
Financial assets at fair value through the income statement[2]	168,108	117,182
Derivative financial instruments	228,839	232,288
Financial investments	-	54,583
Financial assets at fair value through other comprehensive income	50,854	-
Investment in associates and joint ventures	138	165
Investment in subsidiaries	14,307	14,614
Goodwill and intangible assets	161	3,498
Property, plant and equipment	116	565
Current tax assets	1,008	115
Deferred tax assets	1,651	1,863
Retirement benefit schemes	1,122	959
Other assets	2,321	4,440
Assets included in disposal groups classified as held for sale	1,761	-
Total assets	914,300	1,125,000

Liabilities
Deposits at amortised cost	228,174	427,185
Cash collateral and settlement balances	71,763	59,258
Repurchase agreements and other similar secured borrowing	15,579	49,883
Debt securities in issue	46,133	55,874
Subordinated liabilities	17,217	24,203
Trading portfolio liabilities	56,384	41,542
Financial liabilities designated at fair value	206,255	169,044
Derivative financial instruments	225,022	229,227
Current tax liabilities	439	242
Retirement benefit liabilities	145	149
Other liabilities	2,992	7,331
Provisions	974	3,028
Liabilities included in disposal groups classified as held for sale	1,762	-
Total liabilities	872,839	1,066,966

Equity
Called up share capital and share premium	14,453	14,453
Other reserves	421	1,093
Retained earnings	19,675	33,506
Other equity instruments	6,912	8,982
Total equity	41,461	58,034

Total liabilities and equity	914,300	1,125,000

1

Barclays Bank PLC introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. The impact of this is as follows: ‘Items in the course of collection from other banks’ (December 2017: £1,011m) and ‘prepayments, accrued income and other assets’ (December 2017: £3,429m) are reported in ‘other assets’ (December 2017: £4,440m). Equally, ‘items in the course of collection due to other banks’ (December 2017: £446m) and ‘accruals, deferred income and other liabilities’ (December 2017: £6,885m) are reported in ‘other liabilities’ (December 2017: £7,331m). ‘Loans and advances to banks’ (December 2017: £37,255m) and ‘loans and advances to customers’ (December 2017: £388,960) have been disaggregated, with £364,670m of these balances now reported in ‘loans and advances at amortised cost’ and £61,545m now reported in ‘cash collateral and settlement balances’. ‘Deposits from banks’ (December 2017: £38,364m) and ‘customer accounts’ (December 2017: £448,079m) have been disaggregated with £427,185m of these balances now reported in ‘deposits at amortised cost’ and £59,258m now reported in ‘cash collateral and settlement balances’.

2	Comprised of both designated and mandatory fair value assets.

Barclays Bank PLC	54

Other Information

Results timetable[1]	Date
2018 Annual Report	21 February 2019

				% Change[3]
Exchange rates[2]	30.06.18	31.12.17	30.06.17	31.12.17	30.06.17
Period end - USD/GBP	1.32	1.35	1.30	(2%)	2%
6 month average - USD/GBP	1.38	1.32	1.26	5%	10%
3 month average - USD/GBP	1.36	1.33	1.28	2%	6%
Period end - EUR/GBP	1.13	1.13	1.14	-	(1%)
6 month average - EUR/GBP	1.14	1.12	1.16	2%	(2%)
3 month average - EUR/GBP	1.14	1.13	1.16	1%	(2%)

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.

Barclays Bank PLC	55

Glossary of Terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are treated as additional tier 1 (AT1) capital in the context of CRD IV.

‘Advanced Measurement Approach’ Under CRD IV, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) the Advanced Measurement Approach (AMA). Under the AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an adverse interest rate movements over a predefined time horizon.

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

Barclays Bank PLC	56

Glossary of Terms

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Group. Following a sell down of shares resulting in a loss of control, the Group’s shareholding in BAGL is now classified as an Available for Sale asset.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclays Group’ Barclays PLC together with its subsidiaries.

‘Barclays Bank Group’ Barclays Bank PLC together with its subsidiaries.

‘Barclays Bank UK Group’ Barclays Bank UK PLC together with its subsidiaries.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays International’ The division of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The division of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

Barclays Bank PLC	57

Glossary of Terms

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Barclays Non Core businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Banking’ offers specialist advice, products and services to small and medium enterprises in the UK.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital deduction approach’ An approach available to institutions when calculating risk-weighted assets for securitisation exposures. It is the same as a deduction from capital where the most punitive risk weight of 1250% is applied (assuming 8% Capital Adequacy ratio).

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET1 ratio, Tier 1 capital ratio and Total capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating risk weighted assets (RWA) for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

Barclays Bank PLC	58

Glossary of Terms

‘Capital risk’ The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

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Glossary of Terms

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a type of capital as defined by the Capital Requirements Regulation, predominantly consisting of common equity.

‘Common Equity Tier 1 (CET1) ratio’ A measure of the Group’s Common Equity Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Group’s core tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomic conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of Risk Weighted Assets, a component of Risk weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

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Glossary of Terms

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRLs (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR which was amended effective from January 2015.

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Glossary of Terms

‘CRR leverage ratio’ As per the CRR which was amended effective from January 2015, is calculated as the using the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclay’s Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Group. These are liabilities of the Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

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Glossary of Terms

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

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‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating risk weighted asset values.

‘Fitch’ A credit rating agency.

‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

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Glossary of Terms

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Fully loaded CET1 ratio’ A risk based ratio calculated as Common Equity Tier 1 capital divided by Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group Service Company’ or ‘BSerL’ or ‘BX’ or ‘Barclays Execution Services’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

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Glossary of Terms

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment Coverage Ratio’ Impairment allowance held against balances in a specific portfolio expressed as a percentage of balances in the specific portfolio.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

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Glossary of Terms

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

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Glossary of Terms

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

‘Large exposure’ A large exposure is defined as the total exposure of a firm to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the firm’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

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Glossary of Terms

‘Loan loss rate’ Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Minimum requirement for own funds and eligible liabilities (MERL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment firms to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the built-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments are proposed to align MREL and TLAC requirements for EU G-SIBs.

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Glossary of Terms

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

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Glossary of Terms

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income (NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the available for sale investments in the liquidity pool which flow directly through capital via the available for sale reserve. The underlying methodology to calculate non traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the available for sale exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notable items’ Notable items are considered to be significant items impacting comparability of performance and are shown for each of the business segments.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

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Glossary of Terms

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of Minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

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Glossary of Terms

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

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Glossary of Terms

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average Risk Weighted Assets.

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Glossary of Terms

‘Return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments, adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

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Glossary of Terms

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

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‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

‘Tangible shareholders equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

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Glossary of Terms

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Unidentified Impairment (UI)’ Impairment for losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period, termed as the outcome period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s effective interest rate. The emergence and outcome periods vary across products.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the average exposure calculation also includes the FPC’s recommendation to allow firms to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure divided by the average exposure measure for the quarter, where the average is based on the capital and exposure measure on the last day of each month in the quarter.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

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Glossary of Terms

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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